Form 20-F
period 2026-05-31
Advance JV Group Ltd
filed 2026-10-16
CIK 2089447

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from _________to _________

Commission file number 333-297561

Advance JV Group Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 1105, 11/F, Tower A

New Mandarin Plaza

No.14 Science Museum Road

Tsim Sha Tsui East, Hong Kong

(Address of principal executive office)

Chung Yan Ngan, Chief Executive Officer

Telephone: +852 3611 9382

Email: admin@advancejv.com

At the address of the Company set forth above

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g): None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Ordinary Shares, par value US$0.0001

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,500,000 ordinary shares were outstanding as of May 31, 2026

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“AJV BVI” refers to Advance JV Limited, a BVI business company limited by shares incorporated in the BVI, a direct wholly owned subsidiary of AJVG;

●	“AJV HK” and “Operating Subsidiary” refers to Advance JV Construction Limited, a company incorporated in Hong Kong with limited liability, an indirectly wholly owned subsidiary of AJVG and our sole operating subsidiary in Hong Kong;

●	“Amended and Restated Articles of Association” means the amended and restated articles of association of our Company conditionally adopted on 17 July 2026 by the Company conditional upon and with effect from 31 August 2026;

●	“Amended and Restated Memorandum and Articles” refers to the amended and restated memorandum of association and the Amended and Restated Articles of Association of our Company conditionally adopted on 17 July 2026 by the Company conditional upon and with effect from 31 August 2026;

●	“BVI” refers to the British Virgin Islands;

●	“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” and “AJVG” refers to Advance JV Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on July 29, 2025, and does not include its subsidiaries, AJV BVI and AJV HK;

●	“Controlling Shareholder” refers to the ultimate beneficial owner of the Company as at the date of this annual report, Mr. Chung Yan Ngan. See “Management” and “Principal Shareholders” for more information;

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

●	“Group” refers to the Company and its subsidiaries, AJV BVI and AJV HK;

●	“HKD” or “HK$” refers to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Independent Third Party” refers to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“mini-piles” refers to a type of piles which consist of one or more steel bars encased by grout inside a borehole, which in general does not exceed 610 mm in diameter;

●	“Mr. Chung” refers to Mr. Chung Yan Ngan, our Controlling Shareholder;

●	“Offering” refers to the public offering of Advance JV Group Limited;

●	“Ordinary Shares” or “Shares” refer to the ordinary shares, par value US$0.0001 per ordinary share, of our Company;

●	“our Group” or “the Group” refers to Advance JV Group Limited and its subsidiaries;

●	“PCAOB” refers to Public Company Accounting Oversight Board;

●	“pile cap” refers to a concrete structure built on the head of a pile or a group of piles for transmission of loads from the structure above to the pile or group of piles;

●	“piling” refers to any work in connection with or for the sinking or forming of a pile in the ground by hammering, jacking, screwing, augering, boring, jetting, vibrating, casting or any other means and also means the driving or sinking of any casing or tube into the ground to form a well or shaft for foundation purposes, whether or not the casing or tube is later extracted;

●	“PRC” or “China” refers to the People’s Republic of China, and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan; given the PRC government’s authority and oversight may extend to Hong Kong, the legal and operational risks associated with operating in China also apply to operations in Hong Kong;

●	“PRC government” or “PRC authorities,” or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” refer to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

●	“U.S. dollars” or “$” or “US$” or “USD” or “dollars” refers to United States dollar(s), the lawful currency of the United States.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results; and

●	health crisis, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—3.D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

For purposes of this Annual Report, the “Offering” refers to the Company’s completed self-underwritten, “best efforts” initial public offering of its Ordinary Shares pursuant to its registration statement on Form F-1, as amended (File Number 333-297561), originally filed with the Securities and Exchange Commission on July 20, 2026 and declared effective by the Securities and Exchange Commission on August 31, 2026.

iii

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Risks Related to Our Business and Industry

A significant portion of our revenue was generated from contracts awarded by a limited number of customers, and any significant decrease in the number of projects with our major customers, some of which are our related parties, may materially and adversely affect our financial condition and operating results.

During the years ended May 31, 2026 and 2025, a significant portion of our revenue was derived from a small number of customers. Our top 5 customers, accounted for approximately 71.0% and 93.5% of our total revenue for the years ended May 31, 2026 and 2025.

There is no assurance that we will continue to be awarded with contracts from our major customers, particularly our related parties, in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected. In addition, in the event that our major customers experience any financial difficulties or cash flow problems, this may result in delay or default in payments to us, in which case our business could be materially and adversely affected.

Our business is subject to the risk of non-payment or delayed payment by our customers, including related parties, which could adversely affect our financial condition and results of operations.

We have significant contract receivable due from major customers, which includes our related party. Our top 5 customers by contract receivables accounted for an aggregate of approximately 85.1% and 97.6% of our contract receivables as at May 31, 2026 and 2025, respectively.

The ability of these parties, including our related parties, to pay their obligations may be adversely affected by changes in their financial condition or other factors. We may experience difficulty collecting contract receivable due to disputes or financial difficulties of these customers, which could result in write-offs or bad debt expense, which may have a material adverse effect on our financial condition, and results of operations.

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. During the the years ended May 31, 2026 and 2025, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. Our directors consider that our success rate on project tendering depends on a range of factors, which primarily include our pricing and tender strategy, competitors’ tender and pricing strategy, the availability of our resources, level of competition and our customers’ evaluation standards. Furthermore, so far as our directors are aware, some of our customers have maintained an evaluation system to ensure that the service providers meet certain standards of management, industrial expertise, financial capability, reputation and regulatory compliance which may change from time to time. There is no assurance that we could achieve the same or higher tender success rate in the future as we did during the years ended May 31, 2026 and 2025. If we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Reduction or termination of public and private sector projects in Hong Kong may adversely affect our revenue and results of operations

During the two fiscal years ended May 31, 2026 and 2025, we were mainly engaged in public sector projects in Hong Kong, where the ultimate employer was the Hong Kong Government. The nature, extent and timing of available public sector is generally determined by an interplay of a variety of factors, including the Hong Kong Government’s policies on infrastructure and public facilities development, its land supply and public housing policy and the general conditions and prospects of the Hong Kong’s economy. In the event the Hong Kong Government reduces its expenditure on or changes its policy on development of infrastructure, public facilities and public residential housing, the number of available public sector projects may decrease and our business, financial conditions and results of operations may be materially and adversely affected.

Further, property market downturn in Hong Kong, delay in infrastructure works, slowdown in economic growth and a rise in interest rates have resulted in weaker sentiment of property buyers as well as the wait-and-see sentiment of property developers, thereby resulting in a decrease in demand for private construction projects of residential buildings, commercial complexes and offices. In the event there is a significant decrease in the number of available private sector projects, our business, financial conditions and results of operations may be materially and adversely affected.

Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council

Due to the nature of works in construction sites, risks of accidents or injuries to workers are inherent. Notwithstanding our occupational health and safety measures that are required to be followed by employees of our Group, accidents leading to personal injuries, property damages and/or fatal accidents remain an inherent risk at work sites. There is no assurance that there will not be any violation of our safety measures or other related rules and regulations by the employees of our Group or our subcontractors. Any such violation may lead to higher probability of occurrences, and/or increased seriousness, of personal injuries, property damages and/or fatal accidents at work sites, which may materially and adversely affect our business operations as well as our financial position to the extent not covered by insurance policies. Also, failure to maintain safe construction sites and/or to implement safety management measures resulting in the occurrence of serious personal injuries or fatal accidents may lead to negative publicity and/or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council, which in turn adversely affect our reputation, financial position and results of operation.

In addition, any personal injuries and/or fatal accidents to the employees of our Group may lead to claims or other legal proceedings against our Group. Any such claims or legal proceedings could adversely and materially affect our financial position to the extent not covered by insurance policies. Also, notwithstanding the merits of any such claims or legal proceedings, we need to divert management resources and incur extra costs to handle these matters. Any such claims or legal proceedings could therefore have a material and adverse impact on our business operations.

Our Operating Subsidiary determines the price of its quotation or tender based on the estimated time and costs to be involved in a project and the actual time and costs incurred may deviate from our estimate due to unexpected circumstances, thereby leading to cost overruns and adversely affecting our operations and financial results.

Our Operating Subsidiary determines the price of its quotation or tender based on estimated cost plus a certain mark-up margin. The actual time and costs incurred, however, may be adversely affected by various factors, including (i) the specifications, underground conditions, and difficulties of the project; (ii) the duration of the project; (iii) the site locations and the conditions and risk of adjacent building structures; (iv) unfavorable weather conditions; and (v) the resources availability. Significant changes in any of these or other relevant factors may lead to delay in completion or costs overrun by us, and there is no assurance that the actual time and costs incurred would match our initial estimate. As the contracts between our Operating Subsidiary and its customers were generally fixed-price contracts or unit price contracts for which our unit prices stated in the bill of quantities are fixed and without any price adjustment clause, once it agrees on the quotation or tender price with the customer, it will generally have to bear any additional costs incurred. Such delays, cost overruns, or mismatch of actual time and costs with the estimates may cause our profitability to be lower than what we expected or may expose our Operating Subsidiary to litigation or claims from customers in case of delays, thereby adversely affecting our operations and financial results.

Furthermore, the contracts our Operating Subsidiary entered into normally contain specific completion schedule requirements and liquidated damages provisions (i.e., our Operating Subsidiary may have to pay its customers liquidated damages if our Operating Subsidiary or its subcontractors do not meet the schedules). Liquidated damages are typically levied at an agreed rate for each day of delay that is owing to the default. Our Operating Subsidiary may need to pay liquidated damages resulting from any failure to meet the completion schedule requirements of its contracts, to the extent that its customers do not grant it a time extension. This may reduce or diminish our expected profit and cash inflow from the relevant contracts.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers

For the years ended May 31, 2026 and 2025, our contracts with customers are mainly on fixed-price basis. In respect of fixed price items, the contract will specify an estimated contract sum based on the agreed unit rates and the estimated quantities of work items.

We are required to carry out specified works at an agreed fixed price. If we encounter any cost overruns caused by material inaccuracies in cost estimation, unexpected delays, higher subcontractor costs (as subcontractors are generally engaged a remeasurement basis), we may be unable to pass these costs to our customers under fixed price contracts. This will lead to us absorbing these additional costs, which may adversely affect our profitability. Since the commencement of business of our Operating Subsidiary in 2021, and during the years ended May 31, 2026 and 2025, save for a single project where we incurred an insignificant gross loss of less than US$50,000, we did not encounter any such instances of cost overruns that materially affected the profitability of our projects or resulted in a loss-making project. However, we cannot assure you that we will not encounter such situations in the future.

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded for the years ended May 31, 2026 and 2025.

Cash inflows and outflows in connection with construction projects may be irregular and, thus, may affect our net cash flow position.

In a construction project, cash outflows for payment of certain operating expenditures may not align with progress payments to be received during the relevant periods. In general, we do not receive any prepayment from our customers. Nevertheless, during the commencement of a project, we may incur various costs, including, but limited to, purchase costs of construction materials and supplies. While progress payments will be paid after our construction work commences and is certified by our customers and/or consultants engaged by our customers. Accordingly, the cash inflows and outflows for a particular project may fluctuate as the construction works progress. If, during any particular period of time, there exists too many projects that require substantial cash outflow while we have significantly less cash inflows during that period, our cash flow position may be adversely affected.

Further, we are subject to credit risks of our customers and our liquidity is dependent on our customers making prompt progress payments and/or release of retention monies due to us. We rely on cash inflow from our customers to meet our payment obligation to our suppliers and our employees, which is dependent on prompt settlement of progress payment and timely release of retention monies by our customers. As such, we may record a significant cash outflow in the event that we take up too many capital-intensive projects during a particular period of time.

We cannot assure you that we will be able to recover all or any part of the amounts due from our customers or we will be able to collect all or any part of the trade receivables from our customers within the agreed credit terms or at all. Further, in the event that disputes arise between us and the main contractor or customer in relation to the variation orders, there is a possibility that we may take a longer time than the credit period offered to collect payments. Any failure by our customers to make payments on time and in full may lead to mismatch in our cash flows, which will negatively affect our cash flow position and affect (i) our ability to repay our suppliers and our employees; and (ii) our tendering decisions, as we may not be in a position to take up any more new projects with a high upfront costs. This will negatively affect our business operation and financial performance.

Any deterioration in the prevailing market conditions in the construction industry may adversely affect our performance and financial condition.

All our business operations are located in Hong Kong via our Operating Subsidiary. The direct customers of our Operating Subsidiary are primarily property developers and main contractors of various types of property development and civil engineering projects in Hong Kong. The number of projects awarded to our Operating Subsidiary depend highly on the prevailing market conditions in the construction industry, including shortage of skilled labor, economic fluctuations in Hong Kong, availability of new projects in the private sector; and general conditions and development of Hong Kong economy. If there is any significant deterioration in any of these factors, our operating results and financial conditions could be adversely affected.

We face keen competition from other players in the market.

The construction industry in Hong Kong is competitive. For instance, as at the date of this Report, according to Construction Industry Council, there were approximately 431 contractors registered under the subcontractor trade group of “Structural and Civil Works – Foundation and Piling” who engage in similar construction civil engineering works as our Operating Subsidiary. Some of our competitors may have certain advantages, including stronger brand names, greater access to capital, longer operating history, longer and more established relationship with main contractors or project owners, and greater marketing and other forms of resources. Further, some of the existing market players have been listed on stock exchanges, which may give them an advantage in terms of financing capability and reputation. New participants may enter the industry, provided that they possess all the various licenses, resources, experience, and qualifications required. Increased competition may result in lower operating margins and loss of market share, resulting in an adverse impact on our profitability and operating results.

Our Group is dependent on key personnel and there is no assurance that our Group can retain them

Our directors believe that our success, to a large extent, is attributable to, among other things, the contribution of our Controlling Shareholder. Details of our Controlling Shareholder’s expertise and experience are set out in Item 6.A. “Directors and Senior Management” in this Report. Our key personnel as well as their management experience in the construction industry in Hong Kong are crucial to our operation and financial performance. Although we intend to enter into a service agreement with each of our executive directors, there could be an adverse impact on our operation should any of our executive directors terminate his service agreement with us or otherwise cease to serve our Group and appropriate persons could not be found to replace them. There is no assurance that we will be able to attract and retain capable staff in the future. In such event, the business and financial position and prospects of our Group could be materially and adversely affected.

Our ability to successfully tender for and undertake new projects is limited by the availability of our project management staff and our workforce

Our services capacity in undertaking several and sizeable construction projects is largely limited by the availability of our in-house project management staff and our workforce. However, shortage of experienced and skilled labor is a prolonged issue in the construction industry in Hong Kong. In view of the aforesaid, we may encounter difficulties in maintaining and recruiting sufficient number of project management staff or site workers for undertaking additional projects in the future.

During the years ended May 31, 2026 and, and 2024, our Group had from time to time received invitations for tenders when our available resources were occupied by other projects on hand. On occasion, in order to (i) maintain our business relationship with customers; (ii) maintain our presence in the market; and (iii) be informed of the latest market development and pricing trends which are useful for tendering projects in the future, we would respond to our customers’ invitations by submitting tenders instead of turning them down. In such circumstances, our executive directors would take a more prudent approach in costs estimation by factoring a higher profit margin even though it may cause our tender price to become less competitive than those submitted by our competitors. Therefore, our ability to successfully tender for new projects may be affected by the availability of our project management staff and workforce. There is a risk that we may not be awarded with new contracts by our customers as our tenders may become relatively less competitive due to limitation in our service capacity.

Our Operating Subsidiary relies on a stable workforce to carry out its construction projects. If our Operating Subsidiary experience any shortage of labor, industrial actions, strikes, or material increase in labor costs, our operations and financial results would be adversely affected.

Our Operating Subsidiary relies on a stable workforce to carry out its construction projects. In particular, a large number of construction workers with various skills and expertise are required for each construction project.

In view of the current situation in the labor market, there is no assurance that the supply of labor and average labor costs will be stable. All labor-intensive projects are more susceptible to labor shortage, and our subcontracting costs include the labor costs of our subcontractors. If there is a significant increase in the costs of labor and our Operating Subsidiary has to retain more labor by increasing their wages, the staff cost will increase and thus lower our profitability. On the other hand, if our Operating Subsidiary fails to retain our existing labor and/or recruit sufficient labor in a timely manner to cope with our existing or future projects, our Operating Subsidiary may not be able to complete its projects on schedule and may be subject to liquidated damages and/or incur a loss.

Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim

The contracts with our customers generally contain a liquidated damages clause under which we are liable to pay liquidated damages to our customers if we are unable to deliver or perform the contractual works within the time specified in the contract. Liquidated damages are generally determined on the basis of a fixed sum per day. Delay in a project may occur from time to time due to various unforeseen factors such as shortage of manpower, delays by subcontractors, industrial accidents, and delay in delivery of materials. If there is any delay on our part in completion of a project, we may be liable to pay liquidated damages under the contract. There is no assurance that there will not be any delay in our existing and future projects resulting in claims in relation to liquidated damages, which in turn will have adverse impact on our reputation, business, financial condition and results of operations.

Amounts included in our backlog may not result in actual revenue or translate into profits. Our backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future results of operations.

Our backlog consists of the remaining unearned revenue on awarded contracts. We include in our backlog estimates of the amount of consideration to be received and such estimated value is generally firm or can be estimated with a reasonable amount of certainty in both timing and amount. As work on these contracts commences, we increase or decrease the amount of backlog to take account of changes in estimated quantities under fixed-price contracts, and to reflect the change in conditions, change in orders and other variations from initially anticipated contract revenue and costs, including completion bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council

Our Operating Subsidiary is currently a registered on the register of subcontractors in the designated trade sub-categories of structural and civil - (i) foundation and piling, and (ii) general civil works, under the Registered Specialist Trade Contractors Scheme (formerly known as the Subcontractor Registration Scheme) of the Construction Industry Council. Subcontractors engaged under public sector projects initiated by the Government are generally required to possess registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. Renewal of registration under the Registered Specialist Trade Contractors Scheme is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future. In the event of non-renewal of such registration, our reputation, our ability to obtain future businesses, and our business and financial position and prospects could be materially and adversely affected.

We are exposed to claims arising from latent defects liability. We do not maintain any defects liability insurance and we may face claims arising from latent defects that are existing but not yet active, developed or visible, found in the works which are constructed by us or our subcontractors. If there is any significant claim against us for latent defects liability of any default or failure of our services by our customers or other party, our profitability may be adversely affected.

Our contracts generally include a defects liability period of 12 months, following the completion of the relevant site works. During the defects liability period, we are typically required to rectify any defect without delay at our own cost if the defect is due to our non-conformance of works performed, or due to our neglect or failure to comply with our contractual obligation. Such obligation will be recognized as liability in the statement of financial position if the obligation is considered highly probable and the obliged amount can be reliably measured. Otherwise, such claim will be disclosed as contingent liability.

Our insurance coverage may not be adequate to cover potential liabilities

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of our workforce, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Our profitability may be affected by the potential increase in depreciation expenses and staff costs upon our planned acquisition of additional machinery and motor vehicles and our planned recruitment of additional staff

It is one of our business strategies to acquire additional machinery by utilizing a portion of the net proceeds from the Offering so as to cope with our business development, increase our overall efficiency, capacity and technical capability in performing construction works as well as our ability to cater for different needs and requirements of different customers. In addition to the acquisition of additional machinery, our business strategies also include the recruitment of additional staff by utilizing a portion of the net proceeds from the Offering so as to cope with our business development. Our planned investments in machinery and labor resources will increase our costs (including depreciation expenses and staff costs) but there is no assurance that there will be a satisfactory increase in our operational and financial performance as a result. Should we be unable to obtain more projects and increase our profitability after such planned investments, our business and financial position and prospects may be adversely affected.

Possible difficulty in recruiting sufficient labor may hinder our future business strategies

It is one of our business strategies to expand our labor resources by recruiting additional staff in order to cope with our business development and our planned purchases of additional machinery. However, our directors observed that the construction industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. As a result, there may be potential difficulties for us to recruit sufficient labor for the implementation of our future business strategies. Any material difficulties in recruiting sufficient labor for the implementation of our future business strategies may adversely affect our ability to successfully grow our business, which may in turn adversely affect our business and financial position and prospects.

Our business plans and strategies may not be successful or be achieved within the expected time frame or within the estimated budget

We intend to further increase our capital reserve for financing our project up-front costs, enhance our machinery, strengthen our manpower and occupational safety management capability in order to cope with the expected increase in demand for our services. However, our plans and strategies may be hindered by risks including but not limited to those mentioned elsewhere in this section. There is no assurance that we will be able to successfully maintain or increase our market share or grow our business successfully after deploying our management and financial resources. Any failure in maintaining our current market position or implementing our plans could materially and adversely affect our business, financial condition and results of operations.

We are exposed to interest rate risk, and we do not currently have a hedging policy to mitigate this risk.

We are exposed to cash flow interest rate risk primary through changes in interest rates related to our bank loans and bank balances. While our management closely monitors our interest rate exposures and will consider hedging strategies should the need arise, we do not currently have an interest rate hedging policy to hedge against the risk of fluctuating interest rates.

During the two years ended May 31, 2026, we had outstanding bank loans with an aggregate principal amount of approximately HK$21.7 million with annual interest rates ranging from 2.4% to 8.2%. Additionally, we held non-bank loans of HK$1.1 million with a fixed annual interest rate of 12% as at May 31, 2026. Increases in interest rates would increase our debt financing obligations, which could adversely affect our cash flows and results of operations.

If we fail to comply with applicable anti-corruption and anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations

We are subject to the anti-corruption and anti-bribery laws of Hong Kong, which include but are not limited to the Prevention of Bribery Ordinance. Our procedures and controls to monitor anti-corruption and anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-corruption and anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

We and the Operating Subsidiary are exposed to potential disruptions and risks from unforeseen disasters or crises.

The operations and business continuity of our Operating Subsidiary depend on its ability to operate its facilities and systems without significant interruption. Unforeseen events such as natural disasters, pandemics, power outages, or other catastrophic events could potentially disrupt their operations, leading to business interruption, financial loss, and damage to our reputation. While our Operating Subsidiary has in place business continuity plans, these plans might not be sufficient to mitigate all potential disruptions. Furthermore, in the context of a global pandemic, our operations may be severely impacted due to government-imposed restrictions, widespread illness among the employees of the Operating Subsidiary, or disruptions in supply chain. There is no guarantee that the contingency plans could fully prevent or remediate the effects of such unforeseen disasters or crises. Thus, our financial condition, results of operations, and business prospects may be adversely affected.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business.

We may be involved in claims and litigations in respect of various matters from our customers, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

We do not have a long history of running as an integrated group. Our limited operating history running as an integrated group in the industry may not provide an adequate basis to predict our future prospects and results of operations for this segment, and may increase the risk of your investment.

Our Company was incorporated as a holding company on July 29, 2025. While the businesses of our subsidiary have been in operation since 2021, we do not have a long history of running an integrated group with standardized policies and procedures and on which our past performance may be judged. Given our limited operating history and the rapidly evolving market in which we compete, we may not be able to adequately predict our future prospects and results of operations in our operating segment, and we may encounter operational, financial and other difficulties as we establish and expand our operations, product and service developments, sales and marketing, technology, and general and administrative capabilities. The aforesaid may all increase the risk of your investment in the Shares.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of the Offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the OTCQB Market require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the OTCQB Market impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the Company following periods of instability in the market price of that Company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Hong Kong and Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Risks Related to Doing Business in Hong Kong

Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Advance JV Group Limited is a holding company and we conduct our operations in Hong Kong through our Operating Subsidiary. Hong Kong is a Special Administrative Region of the PRC. Although a portion of our customers are individuals from mainland China or companies that have shareholders and directors that are individuals from mainland China, the Operating Subsidiary does not have operations in mainland China or is not regulated by any regulator in mainland China. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, there is no assurance that there will not be any changes in the political and legal environment in Hong Kong in the future. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China. Due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of the Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons. As our operations are located in Hong Kong, we are currently subject to the influence and discretion of the PRC government. The legal and operational risks associated with being based in and having operations in the PRC also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a companies like the Operating Subsidiary and us, given the substantial operations of the Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. For example, if the PRC government applies its cybersecurity or data privacy laws to our operations, it could impact us by forcing us to make material changes to our day-to-day operations, including how we collect and process client data, lead to us incurring significant compliance costs, or risk incurring administrative penalties or fines that would adversely affect our financial condition.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence the Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could result in a material change in our operations and/could significantly limit or completely hinder our ability to complete the Offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

If we were to become subject to the direct influence and discretion of the PRC government at any time due to changes in laws or other unforeseeable reasons, the legal and operational risks associated with the PRC may also apply to our operations in Hong Kong, and we may face the risks and uncertainties associated with the legal system in the PRC, complex and evolving PRC laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given our substantial operations in Hong Kong. It may require material changes in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not exert more oversight over our operations at any time.

While we are not currently required to obtain permission from the China Securities Regulatory Commission (“CSRC”) or other PRC authorities for the trading of our Ordinary Shares on OTC Market or the Offering or for the offering of our Ordinary Shares to foreign investors outside of the PRC, however there is no guarantee that this will continue to be the case in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of the Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities.

For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and our Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

All of our operations are conducted in Hong Kong, a Special Administrative Region of China. Although Hong Kong operates under a different governmental and legal framework from mainland China, it remains a part of China and is subject to the overall sovereignty and laws of the PRC. As a result, the legal and operational risks associated with the PRC apply to our operations in Hong Kong. The PRC government has discretion to and may intervene in or influence our operations at any time should it choose to exercise its powers to apply PRC laws and regulations to Hong Kong. As such the Operating Subsidiary may become subject to laws, rules, and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value, unlike the common law system applicable in Hong Kong. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of the Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

While Hong Kong has its own legislative framework and judiciary under the Basic Law, it remains a Special Administrative Region of the PRC and is subject to the overall sovereignty of the PRC government. The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since the Operating Subsidiary operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer the Shares to investors and cause the value of the Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the (“Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering.

Our Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, who may be mainland China individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). The Measures for Cybersecurity Review (2021), PRC Data Security Law, the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations currently does not have an impact on our business, operations or the Offering, nor do we or our Operating Subsidiary are covered by permission requirements from the CAC that is required to approve Operating Subsidiary’s operations and our Offering, as our Operating Subsidiary will not be deemed to be an “Operator” or a “data processor” that required to file for cybersecurity review before listing in the United States, because: (i) our Operating Subsidiary was incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiary has in aggregate collected and stored personal information of far less than one million users; (iii) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong, and we and our Operating Subsidiary do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) as of the date of this annual report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we and our Operating Subsidiary have not been notified by any authorities of being classified as an Operator. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, based on the PRC laws and regulations effective as of the date of this annual report and subject to interpretations of these laws and regulations that may be adopted by mainland China authorities, neither we, nor our Operating Subsidiary in Hong Kong are currently required to obtain any permission or approval from the mainland China authorities, including the CSRC and CAC, to operate our business or to offer the securities being registered to foreign investors. As of the date of this annual report, neither we nor our Operating Subsidiary have ever applied for any such permission or approval.

However, given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Draft Overseas Listing Regulations, CSRC Filing Rules, PRC Personal Information Protection Law, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the listing of our Ordinary Shares on the U.S. or other foreign exchanges.

If the PRC Personal Information Protection Law becomes applicable to the companies headquartered in Hong Kong, our business, or the operation of our Operating Subsidiary, there can be no assurance that we or our subsidiaries will be able to comply with the PRC Personal Information Protection Law. Our Operating Subsidiary’s current practice of collecting and processing personal information may be required to be rectified or terminated by regulatory authorities. Failure to comply with any applicable requirements may subject our Operating Subsidiary to fines and other penalties which may have a material adverse effect on its business, operations, and financial condition. Furthermore, if the CSRC Filing Rules become applicable to our Operating Subsidiary in Hong Kong, if any of our Operating Subsidiary is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which our Operating Subsidiary currently operate or in which we or our Operating Subsidiary may operate in the future.

Additionally, as our Operating Subsidiary is based in Hong Kong without mainland China operation and subsidiaries, under the currently effective PRC laws and regulations, we and our Operating Subsidiary are not required to seek approval from the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor have we or our Operating Subsidiary received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities as of the date of this annual report. However, since the CSRC Filing Rules were newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the Offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for the Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Although the audit report included in this annual report is prepared by PCAOB registered auditor who are currently subject to inspection by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors that are subject to inspection by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, our securities may be prohibited from trading in the United States, including on the OTCQB or other U.S. trading markets under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted.

WWC P.C. is a firm registered with the PCAOB and is subject to inspections by the PCAOB. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading in the United States, including on the OTCQB or other U.S. trading markets if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in the Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The most recent inspection by PCAOB on accounting firms based in China and Hong Kong was conducted in early 2023 pursuant to which the PCOAB has issued enforcement actions against China-based registered auditing firms and their personnel. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “commission-identified issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which requires a foreign company to certify that it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The effect of the Hong Kong Autonomy Act (“HKAA”) and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary.

On June 30, 2020, the Standing Committee of the PRC NPC adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong’s then chief executive, Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries conduct business operations in the future and were determined to be in violation of the Hong Kong National Security Law or the HKAA for some reasons, however unlikely, our business operations, financial position and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, the Offering, and our reputation and could result in a loss of your investment in the Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China (including Hong Kong) have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our share price could decline because of such allegations, even if the allegations are false.

A downturn in the political and socioeconomic conditions in Hong Kong, mainland China, or the global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected. Although we mainly operate our business through our Operating Subsidiary in Hong Kong, our clients principally consist of main contractors and subcontractors of building and infrastructure construction projects in Hong Kong. Demand for our construction services depends in part on the condition and growth of the overall construction industry in Hong Kong, which generally mirrors the economic conditions in the Hong Kong and Chinese economies. Macroeconomic factors such as interest rates, unemployment levels, demographic trends, availability of credit, and consumer confidence will affect the demand for residential, commercial and public infrastructure projects. A slowdown in the economy may cause property developers or the Hong Kong government to postpone or cancel new construction initiatives or reduce in infrastructure spending. Consequently, any prolonged economic downturn or instability in Hong Kong and/or China could result in a decreased demand for our services, pricing pressures, and reduced profit margins, which would have a material adverse effect on our business, financial condition, and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Shares.

Our business is conducted in Hong Kong through our Operating Subsidiary; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a Special Administrative Region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, while Hong Kong has its own legislative framework and judiciary under the Basic Law, it remains a Special Administrative Region of the PRC and is subject to the overall sovereignty of the PRC government. There is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, then-President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. All of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our clients, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect clients’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on client confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to our Ordinary Shares

There has been no public market for our Ordinary Shares prior to the Offering; if an active trading market does not develop, you may not be able to resell the Shares at any reasonable price.

There is no public market for our Ordinary Shares. We intend to seek quotation of our Ordinary Shares on the OTCQB Market. Quotation of our Ordinary Shares on the OTC Markets will require a market maker filing an application to quote our Ordinary Shares and approval of that application. Prior to the completion of the Offering, there has been no public market for our Ordinary Shares, and we cannot assure you that a liquid public market for our Shares will develop. If an active public market for our Shares does not develop, the market price and liquidity of our Shares may be materially and adversely affected.

Further, even if we are successful in having our Ordinary Shares quoted on OTCQB Market we cannot ensure that an active public market for our Shares will develop after the Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our Shares;
●	you may not be able to resell your Shares at or above the public offering price;
●	the market price of our Shares may experience more price volatility; and
●	there may be less efficiency in carrying out your purchase and sale orders.

Our Ordinary Shares may be considered “penny stock,” which may make it difficult for investors to sell their Ordinary Shares and may adversely affect the market and price of our Ordinary Shares.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Because the Offering price of our Ordinary Shares is $2.00 per Share and we intend to seek quotation on the OTCQB rather than listing on a national securities exchange, our Ordinary Shares will likely constitute penny stock.

The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our Ordinary Shares, which could severely limit the market liquidity of such Ordinary Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

These requirements may have the effect of reducing the pool of broker-dealers willing to make a market in or effect transactions in our Ordinary Shares, reducing the pool of potential investors, and reducing the level of trading activity in any secondary market that may develop. As a result, investors may find it difficult to sell their Ordinary Shares, and the market price of our Ordinary Shares may be adversely affected.

The market for “penny stocks” has also suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses.

Our management team has limited experience managing a public company.

The members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Shares eligible for future sale may adversely affect the market price of our Shares, as the future sale of a substantial amount of outstanding Shares in the public marketplace could reduce the price of our Shares.

The market price of our Shares could decline as a result of sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Shares. An aggregate of 13,500,000 Ordinary Shares are issued and outstanding before the consummation of the Offering and 16,000,000 Ordinary Shares will be issued and outstanding immediately after the Offering. All of the Shares sold in the Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

The trading price of the Shares may be volatile, which could result in substantial losses to you.

The trading prices of the Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their IPOs, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of the Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance.

In addition to the above factors, the price and trading volume of the Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our issued and outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

AJVG is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of the Shares.

We were previously a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We have identified certain material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. To remedy the identified material weaknesses, we intend to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists, and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations, and prospects, as well as the market for and trading price of the Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner, and in such an event, our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of the Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing the Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our share price may decline and we may be unable to maintain compliance with our financial reporting requirements.

If you purchase the Shares in the Offering, you will incur immediate and substantial dilution in the book value of your Ordinary Shares.

If you purchase Shares in the Offering, you will pay substantially more than our net tangible book value per Share. As a result, you will experience immediate and substantial dilution of US$1.67 per Share, representing the difference between our pro forma as adjusted net tangible book value per Share of US$0.33 as of May 31, 2026.

There is no minimum amount of Ordinary Shares which have to be sold in the Offering for us to close. If we do not sell enough Shares to implement our business plan, you might lose your entire investment.

There is no required minimum amount of Ordinary Shares that must be sold in the Offering. As a result, potential investors will not know how many shares will ultimately be sold nor the minimum amount of proceeds we will receive from the Offering, which might be nothing. If we sell only a few Shares, potential investors may end up holding shares in a company that (i) has not received adequate proceeds from the Offering to continue ongoing operations and (ii) does not have enough capital to properly implement its business plan.

Transferability of Shares

The OTCQB is not designated as a “recognized exchange” for the purposes of the Securities and Investment Business Act, any shares in our Company will not benefit from the provisions of the Securities and Investment Business Act which relate to the transferability of shares in our Company while listed on a recognized exchange. As such, any transfer of shares in our Company would need to be made by way of the registration of such shares with a brokerage which would take legal title to such shares and thereby allow the beneficial title in such shares to be transferred in accordance with the rules of the OTC, or, such transfer would be required to be made by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

Our directors, officers, and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our directors, officers, and principal shareholders hold in aggregate 100% of our issued Ordinary Shares. Our Controlling Shareholder, Mr. Chung Yan Ngan, will own 13,500,000 of our total issued and outstanding Ordinary Shares through Accurate Goal Ventures Limited, representing 84.4% of the total voting power upon completion of the Offering, assuming we are able to sell all of the Ordinary Shares under the Offering.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

The Board of Directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Our board of directors may in its absolute discretion, decline to register any transfer of any Ordinary Share which has not been fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless: (i) the instrument of transfer is lodged with us, accompanied by the share certificate(s) for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); (ii) the instrument of transfer is in respect of only one class of Ordinary Shares; (iii) the instrument of transfer is properly stamped, if required; and (iv) in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and (v) a fee of such sum as our board of directors may from time to time require is paid to us in respect thereof. If our board of directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers of shares may, be suspended and the register closed at such times and for such periods (not exceeding thirty (30) days in any year) as our board of directors may from time to time determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the shareholders by ordinary resolution.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of the Board of Directors, you must rely on price appreciation of the Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if the board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by the board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. We cannot assure you that the Ordinary Shares will appreciate in value after the Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares, and you may even lose your entire investment in the Ordinary Shares. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future.

Our management has broad discretion to determine how to use the funds raised in the Offering and may use them in ways that may not enhance our results of operations or the price of the Shares.

To the extent (i) we raise more money from the Offering than required for the purposes explained in the section entitled “Use of Proceeds,” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from the Offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Following August 31, 2026, the effective date of our registration statement, we have become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and all of our assets are located outside the United States. In addition, all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Conyers Dill & Pearman Pte. Ltd., our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the U.S. federal securities laws or securities law of any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the U.S. federal securities laws or the securities laws of any U.S. state. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands may recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and may give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

CFN Lawyers LLP, our counsel as to the laws of Hong Kong has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. See “Enforceability of Civil Liabilities.”

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Amended and Restated Memorandum and Articles, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management and members of the board of directors than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” (as defined in the ES Act) and is conducting one or more of the nine “relevant activities” (as defined in the ES Act), then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. As we are a Cayman Islands company, compliance obligations include making an annual notification in the Cayman Islands confirming whether or not the Company is carrying on any relevant activities and if it is, it must satisfy an economic substance test. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations. We may need to allocate additional resources and may have to make changes to our operations in order to comply with all applicable requirements under the ES Act. Failure to satisfy these requirements may subject us to penalties under the ES Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we were a U.S. domestic company.

As a foreign private issuer, we are permitted to follow our home country practices for certain governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. Currently, we do not intend to rely on home country practices with respect to our corporate governance after we complete the Offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we were a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our issued Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the OTCQB Market rules and regulations. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following the Offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of the Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the Offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds the Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Income Tax Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of the Offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on the board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

In addition to the risks addressed above in “The trading price of the Shares may be volatile, which could result in substantial losses to you,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recent public offerings especially among those with relatively smaller public floats have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after the Offering or if such investors purchase our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our shares, distort the market perception of our share price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid share price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our legal name is Advance JV Group Limited. The Company was incorporated in the Cayman Islands on July 29, 2025. Our registered office in the Cayman Islands is located at the office of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town Grand Cayman, KY1-9006 Cayman Islands. Our principal executive office is located at Unit 1105, 11/F, Tower A, New Mandarin Plaza, No.14 Science Museum Road, Tsim Sha Tsui East, Hong Kong, and our phone number is +(852) 3611 9382. We maintain a corporate website at http://www.advancejv.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this Report.

We are a Cayman Islands company that wholly owns Advance JV Limited, an intermediate holding company incorporated in the British Virgin Islands, which in turn wholly owns Advance JV Construction Limited (“AJV HK” or “Operating Subsidiary”), a Hong Kong limited liability company incorporated in Hong Kong on January 5, 2021.

We commenced a reorganization in July 2025 and completed it in October 2025 (the “Reorganization”). The Reorganization involved the incorporation of two new holding companies in the Cayman Islands and the British Virgin Islands respectively, in exchange for the original shareholders’ equity interest in AJV HK.

We use our website (at http://www.advancejv.com/) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding our filings and can be found at http://www.sec.gov.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and consolidated financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and (i) the majority of the company’s executive officers or directors are not U.S. citizens or residents; (ii) more than 50% of our assets are located out of the U.S.; and (iii) our business is administered principally out of the U.S. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

4.B. Business Overview

We are a holding company incorporated in the Cayman Islands with operations conducted in Hong Kong by our Operating Subsidiary, AJV HK. We commenced our business in 2021 mainly undertaking foundation works as a subcontractor. Since then, we have established ourselves as a specialized construction works contractor providing foundation, site formation and ground investigation works and ancillary services. We are currently a registered subcontractor in the foundation and sub-categories of sheet piles, micro-piles and socketed H-piles and in the general civil works sub-categories of earthwork, road drainage and sewer, geotechnical works, marine works and ground investigation with the Construction Industry Council of Hong Kong and was recently awarded registered specialist contractor status in foundation works, ground investigation field works and site formation works with the Buildings Department of Hong Kong.

Our direct customers are generally main contractors or subcontractors of various building and infrastructure construction projects in Hong Kong and the ultimate owners of the projects undertaken by us mainly include various Hong Kong governmental departments and property developers. Our project portfolio consists of a mix of public and private sectors projects, which include infrastructure, public facility developments, as well as a number of commercial, industrial and residential buildings.

We are experienced in undertaking different kinds of foundation works, including (i) piling works, (ii) excavation and lateral support (“ELS”) works, (iii) construction of pile caps, (iv) site formation works, (v) ground investigation field works, and ancillary services. Given our specialist contractor status, we have expertise in providing non-percussive piling solutions in mini pile and rock socketed H-pile installations.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	We have an established track record in the construction industry in Hong Kong
●	Implementation of stringent quality assurance system
●	Experienced and professional management team

Our Strategies

Our primary business objective is to further solidify our market position and increase our market share in the construction industry in Hong Kong. We intend to achieve our business objective by expanding our scale of operation through the implementation of the following strategies:

●	Expand our workforce
●	Acquisition of additional machinery
●	Compete for sizeable and profitable construction projects
●	Tender for higher value projects as main contractor and expand ground investigation field works as a core competency

OUR BUSINESS OPERATIONS

We through our Operating Subsidiary are principally engaged in the provision of (i) foundation engineering works, and (ii) foundation works related consultancy services. Set forth below is a brief overview of the construction related solutions we offer:

(i)	Foundation Engineering Works

We act primarily as a subcontractor providing foundation works and other civil engineering works, which we do either on a design and build basis or in accordance with the instructions, drawings and specifications provided by our customers. Civil engineering in Hong Kong commonly refers to the construction of various infrastructures, construction of foundations, landslip prevention and slope works, site formation, roads and drainage works, waterworks and port works.

(ii)	Foundation Works related Consultancy Services

We may also be engaged to provide consultancy services for ongoing projects related to foundation works, given our expertise in the area. These may include provision of geotechnical consultancy services in connection with geotechnical engineering works; as well as slope design services for other foundation, pile cap and ELS works.

OUR PROJECTS

Our project portfolio consists mainly of public sector projects initiated by the Government of Hong Kong with a few smaller private sector projects. For the years ended May 31, 2026 and 2025, we have participated mainly in public construction projects in Hong Kong, which includes a re-development of correctional services department’s staff training facilities, development of a residential care home, infrastructure projects, etc.

As of the date of this Report, we currently have 10 ongoing projects at various stages of completion, consisting of a backlog of 8 projects existing as at May 31, 2026 and 2 projects awarded after May 31, 2026 and up to the date of this Report. During the period from June 1, 2026 up to the date of this Report, no projects were completed.

OUR CUSTOMERS

For the years ended May 31, 2026 and 2025, our Operating Subsidiary’s customers are primarily main contractors or subcontractors of civil engineering and property development projects in Hong Kong.

Our five largest customers accounted for 71.0% and 93.5% of our total revenue for the years ended May 31, 2026 and 2025. Of our top customers, one of the five largest customers for the years ended May 31, 2025 was our related party, Shing Long Construction Limited (“Shing Long”), which is a company incorporated in Hong Kong that, before July 25, 2025, was previously wholly-owned and controlled by our Controlling Shareholder, Mr. Chung Yan Ngan. On July 25, 2025, Shing Long ceased to be a related party of the Company as it was no longer controlled by Mr. Chung Yan Ngan. For the years ended May 31, 2026 and 2025, we recorded income of nil and US$828,277 from Shing Long for a project involving a subcontract for foundation works related to the construction of a flyover from Kwai Tsing Interchange up-ramp to Kwai Chung Road in Hong Kong. Revenue from Shing Long, represented approximately nil and 7.8% of our total revenue for the periods, respectively.

Our Operating Subsidiary undertakes work on a project-by-project basis and does not enter into long-term recurring contracts with its customers. Our customers are primarily other foundation works and site formation subcontractors operating in both public and private sector projects in Hong Kong.

PRICING STRATEGY

Our pricing is determined on a cost-plus basis with emphasis on factors that include: (i) the difficulties and methodology of the project with references made to other similar projects, (ii) the estimated number and types of workers required, (iii) the estimated number and types of machinery required, (iv) the completion time requested by customer, (v) the payment terms and financial strength of the customers, (vi) the prospect of obtaining future contracts from the customer, (vii) the likelihood of any significant fluctuation of the actual cost from our estimated cost having regard to the types and amount of labor, machinery, materials and other resources involved in our cost estimation, and (viii) the prevailing market conditions.

For the fiscal years ended May 31, 2026 and 2025, our average gross profit margin from fixed price contracts were 16.3% and 18.5%, respectively. For the fiscal year ended May 31, 2026, our average gross profit margin from unit price contracts was 4.7%. For the fiscal year ended May 31, 2025, we did not engage in any unit price contracts.

SALES AND MARKETING

Our business opportunities arose mainly from invitation for quotation by our existing customers. We currently do not have a dedicated sales and marketing team. We strive to maintain an open dialogue with our customers as it not only helps ensure that we understand their latest business needs, but also allows us to collect vital market information, thereby allowing us to keep track of the latest market demand on pricing, product range and quality. We would also receive tender invitations through referral from our existing suppliers or customers, which we believe is attributable to our well-established presence in the construction industry in Hong Kong and our good customer and supplier relationships.

SUPPLIERS

Our Operating Subsidiary’s suppliers typically supply us with materials such as concrete and fuel, as well as services such as machinery rental, transportation, and inspection services. During the fiscal years ended May 31, 2026 and 2025, our five largest suppliers accounted for approximately 59.3% and 57.4% of our total purchases, respectively. During the fiscal years ended May 31, 2026 and 2025, our largest supplier accounted for approximately 24.6% and 26.6% of our total purchases.

We do not enter into any long term supply agreements with our suppliers, as we consider that our comprehensive list of approved suppliers assures a reasonably diversified base of reliable suppliers to obtain the materials and services we require at competitive prices. In the event our major suppliers are unable to meet our requirements, we believe the market for our required materials and services is sufficiently competitive to allow for replacement of any major supplier without material disruption to our operations.

MACHINERY AND VEHICLES

We rely on the use of specialized machinery and equipment for our foundation projects. Given the variety of work involved based on the type of foundation project we are engaged in, we may or may not have the available machinery readily available, in which case we turn to our suppliers for certain specialized equipment. We generally maintain a broad range of machinery and equipment specifically catered to our foundation projects.

We typically acquire our machinery through finance lease arrangements with financial institutions. As at May 31, 2026, we had a finance lease over a drilling rig, with a term of three years, and carrying interest at a rate of 10.5% per annum.

SEASONALITY

We believe that the construction industry in Hong Kong does not exhibit any significant seasonality.

MAJOR LICENSES AND CERTIFICATIONS

As of the date of this annual report, our Operating Subsidiary, AJV HK holds the following licenses and registrations with respect to its operations:

Relevant authority/organization	Type of registration/qualification	Registered Trade	Expiry date
Construction Industry Council	Registered Subcontractor	Foundation and Piling Micro piles Sheet piles Socketed H-Piles General Civil Works Earthwork Road drainage and sewer Geotechnical works Marin works Ground investigation	April 8, 2029
Buildings Department	Registered Specialist Contractor	Foundation works	April 25, 2028
Buildings Department	Registered Specialist Contractor	Site Formation	July 17, 2028
Buildings Department	Registered Specialist Contractor	Ground Investigation Field Works	May 9, 2028

QUALITY CONTROL

We adopt stringent quality standards pursuant to which our project team is required to complete the construction work on time, avoid poor workmanship, and minimize defects. To maintain consistent quality of services for our customers, we have established a quality management system that is certified to be in compliance with the requirements of ISO 9001:2015. Our site agents and foreman peruse our customer’s project specifications carefully and maintains constant dialogue with our customers so as to understand the acceptance standard before the completed work is to be inspected by our customer. Our site agents are also required to prepare monthly progress records on the works performed by our workers. Such monthly progress records are passed to our quantity surveyors for review.

As of the date of this annual report, we obtained the following certifications in recognition of our quality control system:

Certification	Issuing authority	Description	Holder	Expiry date
ISO 9001:2015	Accredited Certification International Limited	Quality management system standard, applicable to: design and construction of foundation, site formation, ground investigation works and piling systems including mini pile, pre-bored socketed H pile and socketed H pile	Advance JV Construction Limited	December 21, 2028

COMPETITION

The construction industry in Hong Kong is considered relatively fragmented in terms of number of market participants. For instance, as at the date of this annual report, according to Construction Industry Council, there were approximately 431 contractors registered under the subcontractor trade group of “Structural and Civil Works – Foundation and Piling” who engage in similar construction civil engineering works as our Operating Subsidiary.

INTELLECTUAL PROPERTY

As of the date of this annual report, we have one registered trademark in Hong Kong.

Trademark	Trademark number	Owner	Class	Expiry Date
	306822432	AJV HK	37	February 27, 2035

We have registered our domain name and website. You can find our website at https://www.advancejv.com/. Information contained on our website does not constitute part of this annual report.

INSURANCE AND SURETY

For the two years ended May 31, 2026 and 2025, we undertook projects in the role of subcontractor. Our construction works were covered by employees’ compensation insurance, third party liability insurance and contractor’s all risks insurance taken out by the main contractors who are responsible for the entire construction project.

FACILITIES

We do not own any real property.

As of the date of this annual report, we entered into the following lease agreements:

Location	Term of lease	Usage	Size	Rental Fee
Unit 1105, 11/F, Tower A New Mandarin Plaza No.14 Science Museum Road Tsim Sha Tsui East, Hong Kong	March 8, 2026 to March 7, 2028	Office	901 sq. ft.	HK$24,425 (approximately US$3,131) per month
1/F, No. 326 Sha Kong Wai, Yuen Long, New Territories	May 7, 2025 to May 6, 2027	Staff Accommodation	700 sq. ft	HK$12,000 (approximately US$1,538) per month
5th Floor, Nairn Court, No.8 Princess Margaret Road, Ho Man Tin, Kowloon	July 18, 2025 to July 17, 2029	Director’s quarters	1,500 sq. ft	HK$45,000 (approximately US$5,769) per month

We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

As at May 31, 2026, our Operating Subsidiary employed a total number of 63 full time employees in Hong Kong. All of our employees were stationed in Hong Kong. The following table sets out a breakdown of our employees by function:

As of May 31, 2026
Management	2
Project Department	52
Safety Department	4
Accounting and Administration	5
Total	63

OCCUPATIONAL HEALTH AND WORK SAFETY

We are committed to providing a safe and healthy working environment and we have adopted an occupational health and safety system as required by relevant occupational health and safety laws, rules, and regulations for the benefit of our employees and our subcontractors’ employees.

As of the date of this annual report, we obtained the following certifications in recognition of our occupational health and safety management system:

Certification	Issuing authority	Description	Holder	Expiry date
ISO 45001:2018	Accredited Certification International Limited	OHS management System standard, applicable to: design and construction of foundation, site formation, ground investigation works and piling systems including mini pile, pre-bored socketed H pile and socketed H pile	Advance JV Construction Limited	September 27, 2028

LEGAL PROCEEDINGS

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. For the fiscal years ended May 31, 2026 and 2025 and as of the date of this Report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations.

ENVIRONMENTAL PROTECTION

Our operations at project sites are subject to certain environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, water pollution control, noise control and waste disposal for the years ended May 31, 2026 and 2025.

As of the date of this annual report, we obtained the following certifications in recognition of our environmental management system:

Certification	Issuing authority	Description	Holder	Expiry date
ISO 14001:2015	Accredited Certification International Limited	Environmental management system standard, applicable to: design and construction of foundation, site formation, ground investigation works and piling systems including mini pile, pre-bored socketed H pile and socketed H pile	Advance JV Construction Limited	September 21, 2028

For the years ended May 31, 2026, and 2025, and up to the date of this annual report, we did not record any material non-compliance with the applicable environmental requirements that resulted in prosecution, conviction or penalty being brought against us.

Regulations

Set out below are the major laws and regulations applicable to our business operations in Hong Kong.

●	Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)
●	Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong)
●	Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)
●	Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong)
●	Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)
●	Employment Ordinance (Chapter 57 of the Laws of Hong Kong)
●	Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)
●	Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)
●	Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)
●	Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)
●	Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)
●	Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

●	Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)
●	Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)
●	Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)
●	Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)
●	Competition Ordinance (Chapter 619 of the Laws of Hong Kong)
●	Registered Specialist Trade Contractors Scheme
●	Proposed Security of Payment Legislation

Please refer to Exhibit 99 for more detail of the aforesaid laws and regulations.

4.C. Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as at the date of this report.

Mr. Chung Yan Ngan

100%
Accurate Goal Ventures Limited
(BVI)
100%
Advance JV Group Limited
(Cayman Islands)
100%
Advance JV Limited
(BVI)
100%
Advance JV Construction Limited
(Hong Kong)

Our Subsidiaries

Branching from our corporate structure above, our subsidiaries as at the date of this report.

Name	Background	Ownership	Principal Activities
Advance JV Limited	A BVI company Incorporated on August 7, 2025 Issued share capital of US$1.00	100% owned by the Company	Investment holding
Advance JV Construction Limited	A Hong Kong company Incorporated on January 5, 2021 Issued share capital of HK$100	100% owned by AJV BVI	Provision of construction engineering works

4.D. Property, Plant and Equipment

We do not own any real property. Our principal executive office is located at Unit 1105, 11/F, Tower A New Mandarin Plaza, No.14 Science Museum Road, Tsim Sha Tsui East, Hong Kong, Hong Kong, where we lease approximately 901 square feet of office space. We pay HK$25,402 per month in rental fees for this location and the lease will expire on March 7, 2027. We lease a staff accommodation located at 1/F, No. 326 Sha Kong Wai, Yuen Long, New Territories, where we lease approximately 700 square feet of space. We pay HK$12,000 per month in rental fees for this location and the lease will expire on May 6, 2027. We also lease directors’ quarters located at 5th Floor, Nairn Court, No.8 Princess Margaret Road, Ho Man Tin, Kowloon, where we lease approximately 1,500 square feet of space. We pay HK$45,000 per month in rental fees for this location and the lease will expire on July 17, 2029.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Cautionary Statement Regarding Forward-Looking Information”.

A. Operating Results

Overview

AJV HK is currently a registered subcontractor in the foundation and pilings sub-categories of sheet piles, micro-piles and socketed H-piles and in the general civil works sub-categories of earthwork, road drainage and sewer, geotechnical works, marine works and ground investigation with the Construction Industry Council of Hong Kong and AJV HK was awarded registered specialist contractor status in foundation works, ground investigation field works and site formation works with the Buildings Department of Hong Kong

We are a specialized construction contractor in Hong Kong which focuses mainly on providing foundation, site formation and ground investigation works and ancillary services. We began our business in 2021 and are currently a registered subcontractor in the foundation and pilings sub-categories of sheet piles, micro-piles and socketed H-piles and in the general civil works sub-categories of earthwork, road drainage and sewer, geotechnical works, marine works and ground investigation with the Construction Industry Council of Hong Kong. In addition, we are also a registered specialist contractor status in foundation works, ground investigation field works and site formation works with the Buildings Department of Hong Kong, allowing us to undertake projects from the Hong Kong government.

Our direct customers are generally main contractors or subcontractors of various building and infrastructure construction projects in Hong Kong and the ultimate owners of the projects undertaken by us mainly include various Hong Kong governmental departments or organizations such as schools or elderly caring houses. Our project portfolio consists of a mix of public and private sectors projects, which include infrastructure, public facility developments, as well as a number of commercial, industrial and residential buildings.

How We Assess Performance of Our Business

Contract revenues

We enter into service agreements with customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that we will collect considerations from customers for services.

We derive contract revenues from two sources: (i) foundation works services; and (ii) foundation works consultancy services.

Our financial performance and revenue trajectory are directly tied to broader dynamics within the construction sector, including residential, commercial, and infrastructure developments. We monitor and assess revenue growth and pipeline stability based on several key macro drivers:

●	Government Expenditure: The allocation and timing of the Hong Kong government’s public infrastructure and construction budgets.

●	Private Sector Capital Spending: Investment sentiment, land sales, and capital expenditure decisions by property developers.

●	Macroeconomic Conditions: Overall local economic conditions, interest rate environments, and long-term real estate development prospects.

Gross profit

Gross profit represents our contract revenues less direct contract costs. Cost of contract revenues primarily consists of direct labor, third-party consultancy fees, equipment and machinery rental, raw materials, as well as depreciation and amortization directly attributable to project execution.

Consequently, our operating profitability depends heavily on effective project management, accurate cost estimation, and strict timeline adherence. Any failure to manage project costs or maintain schedules may lead to execution delays or cost overruns, which could materially and adversely impact our gross margins, financial condition, and overall liquidity.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, professional services fees, repairs and maintenance, office supplies, depreciation and expenses related to general operations.

Interest expenses

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery and bank borrowings.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions.

Critical accounting policy is both material to the presentation of consolidated financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. We assessed that revenue recognition is a critical accounting policy which is also described in Note 2 to the financial statements.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We assessed that allowance for expected credit losses is a critical accounting estimate.

Allowance for Expected Credit Losses

We adopted the new standard ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective June 1, 2023, the first day of our fiscal year and applied to contract receivable, retention receivable, contract assets and other financial instruments. The adoption of this guidance did not materially impact the financial position, results of operations or cash flows. ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. The Current Expected Credit Loss model could result in earlier recognition of credit losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

As of May 31, 2026, 2025, and 2024, the Company made allowance for expected credit loss for investment in life insurance policy, contract receivable, retention receivable, contract assets, and deposits and other receivable. The following table summarizes our credit loss allowances as of May 31, 2026, 2025 and 2024:

	As of May 31,
	2026	2025	2024
	US$	US$	US$
Allowance for expected credit loss for:
Contract receivable	54,819	81,698	8,584
Contract receivable - a related party	-	-	2,693
Retention receivable	27,633	17,387	4,212
Retention receivable - a related party	-	3,091	1,406
Contract assets	7,701	867	1,995
Contract assets - a related party	-	-	2,675
Deposits and other receivables	1,546	1,125	528
Investment in life insurance policy	112	-	-

Results of Operations

Year ended May 31, 2026, compared to year ended May 31, 2025

The following table sets forth a summary of the consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the year ended May 31,
	2026	2025	% of change
	US$	US$
Contract revenues	8,702,637	9,841,313	(11.6)%
Contract revenues - a related party	-	828,277	(100.0)%
Cost of contract revenues	(7,059,149)	(8,647,199)	(18.4)%
Gross profit	1,643,488	2,022,391	(18.7)%

Operating expenses
General and administrative expenses	(1,494,234)	(748,076)	99.7%
Total operating expenses	(1,494,234)	(748,076)	99.7%

Operating income	149,254	1,274,315	(88.3)%

Other (expense) income, net
Other income	50,821	37,932	34.0%
Interest expenses	(142,806)	(122,383)	16.7%
Total other expense, net	(91,985)	(84,451)	8.9%

Income before income taxes	57,269	1,189,864	(95.2)%
Provision for income taxes	(10,489)	(171,379)	(93.9)%
Net income	46,780	1,018,485	(95.4)%

Contract revenues

Our contract revenues decreased by 18.4% to US$8,702,637 for the year ended May 31, 2026, from US$10,669,590 (of which US$828,277 were generated from related parties) for the year ended May 31, 2025. Although we engaged in a higher volume of foundation engineering projects in fiscal 2026, these projects were generally smaller in scope compared to a major contract that contributed a substantial portion of our contract revenues in fiscal 2025.

The following table sets out our contract revenues generated from different services during the years ended May 31, 2026 and 2025:

	For the year ended May 31,
	2026	2025	% of change
	US$	US$
Contract revenues
Foundation works services – fixed price contracts	7,355,603	10,553,999	(30.3)%
Foundation works services – unit price contracts	562,714	-	N/A
Foundation works consultation services	784,320	115,591	578.5%
Total	8,702,637	10,669,590	(18.4)%

Foundation works services remained as our primary source of contract revenues, which represented 91.0% of our total contract revenues during the fiscal year 2026, as compared to 98.9% of total revenues during fiscal year 2025. Revenues from foundation works services dropped by 25.0% to US$7,918,317 in fiscal 2026, down from US$10,553,999 in fiscal 2025. This contraction was primarily attributable to the tail-end completion phase of the aforementioned major project, resulting in significantly lower revenue recognition during the fiscal year 2026.

Foundation works consultancy services, on the other hand, saw less contribution to our contract revenues. This segment contributed 9.0% and 1.1% of our contract revenues for the year ended May 31, 2026, and 2025, respectively. Revenues from foundation works consultancy services increased by 578.5% to US$784,320 for the year ended May 31, 2026, from US$115,591 for the year ended May 31, 2025. We had 8 foundation consultation projects in fiscal year 2026 in comparison to 4 foundation consultation projects in fiscal year 2025.

Cost of contract revenues

Our total cost of contract revenues decreased by 18.4% to US$7,059,149 for the year ended May 31, 2026, from US$8,647,199 for the year ended May 31, 2025. The decrease was in line with the drop in contract revenues. The cost of contract revenues represented the costs for performing foundation engineering works as we recorded significant growth of revenues in the sector during fiscal year 2026. Our cost of contract revenues primarily comprised labor costs, consultancy fees, machinery rental, amortization, depreciation and material costs that are directly attributable to services provided.

The following table depicts our cost of contract revenues generated from different services during the years ended May 31, 2026 and 2025:

	For the year ended May 31,
	2026	2025	% of change
	US$	US$
Cost of contract revenues
Foundation works services – fixed price contracts	6,160,270	8,603,986	(28.4)%
Foundation works services – unit price contracts	536,347	-	N/A
Foundation works consultation services	362,532	43,213	738.9%
Total	7,059,149	8,647,199	(18.4)%

Gross profit and gross profit margin

Our gross profit decreased by 18.7% to US$1,643,488 for the year ended May 31, 2026, from US$2,022,391 for the year ended May 31, 2025. Our gross profit margin remained approximately the same to 18.9% for the year ended May 31, 2026, from the 19.0% for the year ended May 31, 2025. The following table summarizes the gross profit and gross profit margin of different segments for the periods indicated:

	For the year ended May 31,
	2026		2025
	Gross profit	Gross margin	Gross profit	Gross margin
	US$	%	US$	%
Gross profit and margin
Foundation works services – fixed price contracts	1,195,333	16.3%	1,950,013	18.5%
Foundation works services – unit price contracts	26,367	4.7%	-	N/A
Foundation works consultation services	421,788	53.8%	72,378	62.6%
Total / Overall	1,643,488	18.9%	2,022,391	19.0%

General and administrative expenses

For the years ended May 31, 2026, and 2025, our general and administrative expenses consisted primarily of staff cost, professional fees, repairs and maintenance, office supplies, depreciation and expenses related to general operations.

Our general and administrative expenses increased by 99.7% to US$1,494,234 for the year ended May 31, 2026, from US$748,076 for the year ended May 31, 2025, mainly due to (i) higher audit and accounting fees, and underwriting expenses in the preparation for the IPO; and (ii) increased staff related expenses.

Interest expenses

Our interest expenses are mainly related to our interest expenses incurred by finance leases of machinery, bank loans and other loans. Our interest expense increased by 16.7% to US$142,806 for the year ended May 31, 2026, from US$122,383 for the year ended May 31, 2025. The interest expenses increased because we took out three additional bank loans during fiscal year 2026.

Provision for income taxes

The Group is not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our major operating subsidiary, AJV HK, is subject to Hong Kong profits tax. Provision for income taxes was US$10,489 for the year ended May 31, 2026, decreased by 93.9% from US$171,379 for the year ended May 31, 2025, which was largely in line with the decrease in the income before income taxes. Effective tax rate for the years ended May 31, 2026 and 2025 was 18.3% and 14.4%, respectively.

Net income

Our net income decreased by 95.4% to US$46,780 for the year ended May 31, 2026, as compared to US$1,018,485 for the year ended May 31, 2025. Net profit margin was 0.5% and 9.5% for the year ended May 31, 2026, and 2025, respectively.

Year ended May 31, 2025, compared to year ended May 31, 2024

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of year-on-year growth.

	For the year ended May 31,
	2025	2024	% of change
	US$	US$
Contract revenues	9,841,313	3,433,602	186.6%
Contract revenues - a related party	828,277	711,465	16.4%
Cost of contract revenues	(8,647,199)	(3,401,961)	154.2%
Gross profit	2,022,391	743,106	172.2%

Operating expenses
General and administrative expenses	(748,076)	(508,494)	47.1%
Total operating expenses	(748,076)	(508,494)	47.1%

Operating income	1,274,315	234,612	443.2%

Other (expense) income, net
Other income	37,932	124,435	(69.5)%
Interest expenses	(122,383)	(66,175)	84.9%
Total other (expense) income, net	(84,451)	58,260	(245.0)%

Income before income taxes	1,189,864	292,872	306.3%
Provision for income taxes	(171,379)	(44,988)	280.9%
Net income	1,018,485	247,884	310.9%

Contract Revenues

Our contract revenues increased by 157.4% to US$10,669,590 (of which US$828,277 were generated from related parties) for the year ended May 31, 2025, from US$4,145,067 (of which US$711,465 were generated from related parties) for the year ended May 31, 2024. The contract revenues increase was principally due to our involvement in more projects with higher contract sum.

The following table sets out our contract revenues generated from different services during the years ended May 31, 2025 and 2024:

	For the year ended May 31,
	2025	2024	% of change
	US$	US$
Contract revenues
Foundation works services – fixed price contracts	10,553,999	3,829,720	175.6%
Foundation works consultation services	115,591	315,347	(63.3)%
Total	10,669,590	4,145,067	157.4%

Foundation works services as a source of our contract revenues gained traction during the year ended May 31, 2025, which represented 98.9% of our contract revenues during the fiscal year 2025, as compared to 92.4% of total revenues during fiscal year 2024. Revenues from foundation works services grew by 175.6% to US$10,553,999 for the year ended May 31, 2025, from US$3,829,720 for the year ended May 31, 2024. The increase was due to the Company taking on more projects with higher contract sum in fiscal year 2025 as compared to fiscal year 2024 while the total number of projects that we performed services slightly declined the same for fiscal year 2025 against fiscal year 2024.

Foundation works consultancy services, on the other hand, saw less contribution to our contract revenues. This segment contributed 1.1% and 7.6% of our contract revenues for the year ended May 31, 2025, and 2024, respectively. Revenues from foundation works consultancy services decreased by 63.3% to US$115,591 for the year ended May 31, 2025, from US$315,347 for the year ended May 31, 2024. We had 4 foundation consultation projects in fiscal year 2025 in comparison to 7 foundation consultation projects in fiscal year 2024.

Cost of contract revenues

Our total cost of contract revenues increased by 154.2% to US$8,647,199 for the year ended May 31, 2025, from US$3,401,961 for the year ended May 31, 2024. The increase was largely in line with the growth in contract revenues. The cost of contract revenues represented the costs for performing foundation engineering works as we recorded significant growth of revenues in the sector during fiscal year 2025. Our cost of contract revenues primarily comprised labor costs, consultancy fees, machinery rental, amortization, depreciation and material costs that are directly attributable to services provided.

The following table depicts our cost of contract revenues generated from different services during the years ended May 31, 2025 and 2024:

	For the year ended May 31,
	2025	2024	% of change
	US$	US$
Cost of contract revenues
Foundation works services – fixed price contracts	8,603,986	3,322,942	158.9%
Foundation works consultation services	43,213	79,019	(45.3)%
Total	8,647,199	3,401,961	154.2%

Gross profit and gross profit margin

Our gross profit increased by 172.2% to US$2,022,391 for the year ended May 31, 2025, from US$743,106 for the year ended May 31, 2024. Our gross profit margin slightly expanded to 19.0% for the year ended May 31, 2025, from the 17.9% for the year ended May 31, 2024. The following table summarizes the gross profit and gross profit margin of different segments for the periods indicated:

	For the year ended May 31,
	2025		2024
	Gross profit	Gross margin	Gross profit	Gross margin
	US$	%	US$	%
Gross profit and margin
Foundation works services – fixed price contracts	1,950,013	18.5%	506,778	13.2%
Foundation works consultation services	72,378	62.6%	236,328	74.9%
Total / Overall	2,022,391	19.0%	743,106	17.9%

General and administrative expenses

For the years ended May 31, 2025, and 2024, our general and administrative expenses consisted primarily of staff cost, professional fees, repairs and maintenance, office supplies, depreciation and expenses related to general operations.

Our general and administrative expenses increased by 47.1% to US$748,076 for the year ended May 31, 2025, from US$508,494 for the year ended May 31, 2024, mainly due to (i) higher administrative staff salary; (ii) the increase of insurance fees on the back of larger size projects requiring additional on-site staff; and (iii) higher provision for expected credit losses in-line with the growing contract revenues.

Interest expenses

Our interest expense is mainly related to our interest expenses incurred by finance leases of machinery, bank loans and other loans. Our interest expense increased by 84.9% to US$122,383 for the year ended May 31, 2025, from US$66,175 for the year ended May 31, 2024. The interest expenses increased because of the Company taking out two additional bank loans and other borrowings during fiscal year 2025.

Provision for income taxes

The Group is not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our major operating subsidiary, AJV HK, is subject to Hong Kong profits tax. Provision for income taxes was US$171,379 for the year ended May 31, 2025, increased by 280.9% from US$44,988 for the year ended May 31, 2024, which was largely in line with the growth in income before income taxes. Effective tax rate for the years ended May 31, 2025 and 2024 was 14.4% and 15.4%, respectively.

Net income

Our net income rose by 310.9% to US$1,018,485 for the year ended May 31, 2025, as compared to US$247,884 for the year ended May 31, 2024. Net profit margin was 9.5% and 6.0% for the year ended May 31, 2025, and 2024, respectively. The increase in net income was mainly due to (i) strong revenue growth on the back of higher average contract sum from construction projects during the fiscal year; (ii) gross profit margin expansion; and (iii) better cost control on general and administrative expenses.

B. Liquidity and Capital Resources

Our use of cash was primarily related to operating activities and purchase of property, plant and equipment and entering into finance leases. We have historically financed our operations primarily through our cash flow generated from our operations, bank loans and funds advanced from related parties.

We believe we have sufficient cash generated from operations to meet our regular working capital requirements based on the contracts on hand and cashflow projection for the next 12 months from May 31, 2026, which is also based on our management’s experience and the financial data available.

We have prudently formulated future strategic plans to develop our business after obtaining funding from the IPO, which will enable us to undertake more construction projects. We plan to deploy IPO proceeds in acquiring additional machinery and expanding our workforce. In addition, in the event of insufficient liquidity to meet our current obligations, the Company may consider plans to raise capital by offering additional shares or tapping into an appropriate capital market.

Years ended May 31, 2026 and 2025

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended May 31,
	2026	2025
	US$	US$
Cash and cash equivalents at the beginning of the year	288,590	346,728
Net cash (used in) provided by operating activities	(1,369,900)	529,450
Net cash used in investing activities	(174,452)	(659,985)
Net cash provided by financing activities	1,275,163	78,427
Effect of foreign currency translation	(10,203)	(6,030)
Cash and cash equivalents at the end of the year	9,198	288,590

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for subcontracting fees, staff costs, and administrative and other operating expenses.

The net cash used by operating activities for the year ended May 31, 2026 of US$1,369,900 was attributable to the net income of US$46,780, and the following non-cash adjustments and changes of working capital items: (i) adding back depreciation of property and equipment of US$307,283, (ii) adding back depreciation of property and equipment under finance leases of US$62,485; (iii) adding back amortization of operating lease right-of-use assets and interest of lease liabilities of US$119,725; (iv) adding back the change in cash surrender value on investment in insurance policy of US$22,297; (v) deducting reversal of provision for allowance for expected credit losses of US$12,450; (vi) increase in contract receivable, net of US$503,580; (vii) increase in total retention receivable, net of US$484,990; (viii) increase in contract assets of US$375,220; (ix) increase in prepayment, deposits and other receivables, net of US$24,041; (x) increase in accounts payable of US$1,858; (xi) increase in accrued liabilities and other payables of US$165,842; (xii) decrease in contract liabilities of US$396,320; (xiii) decrease in income tax payable of US$169,979; (xiv) decrease in deferred tax liabilities of US$23,549; and (xv) decrease in operating lease liabilities of US$106,041.

The net cash provided by operating activities for the year ended May 31, 2025 of US$529,450 was attributable to the net income of US$1,018,485 for the year, and the following non-cash adjustments and changes of working capital items: (i) depreciation of property and equipment of US$226,510; (ii) depreciation of property and equipment under finance lease of US$104,134; (iii) increase in total contract receivable of US$1,643,987; (iv) increase of total retention receivable of US$733,928; (v) decrease of total contract assets of US$193,661; (vi) increase in accounts payable of US$442,938; (vii) increase in accrued liabilities and other payables of US$138,961; (viii) increase in total contract liabilities of US$379,996; (ix) decrease in amount due from a shareholder of US$162,725; (x) increase in amount due to a shareholder of US$910; (xi) increase of income tax payable of US$127,532.

Investing activities

For the years ended May 31, 2026, cash used in investing activities was US$174,452, of which US$75,354 was used in the purchase of property and equipment and US$99,098 was used in investment in life insurance policy.

For the years ended May 31, 2025, cash used in investing activities was US$659,985 which was used in the purchase of property and equipment.

Financing activities

For the year ended May 31, 2026, net cash provided by financing activities was US$1,275,163, comprising (i) proceeds from bank loans of US$746,898; (ii) proceeds from other loan of US$897,792; and (iii) advances from a shareholder of US$2,044,713, offset by (i) repayment of bank loans of US$141,035; (ii) repayment of other loans of US$930,560; (iii) repayment to a shareholder of US$836,462; (iv) principal payments of finance lease liabilities of US$131,200; and (v) payment of deferred offering costs of US$374,983.

For the year ended May 31, 2025, net cash provided by financing activities was US$78,427. Cash provided by financing activities of US$321,085 and US$179,808 were respectively the bank loans and other loans taken out during the year, while cash used in financing activities included repayment of bank loans of US$159,152, and principal payments of finance lease liabilities of US$263,314.

Years ended May 31, 2025 and 2024

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended May 31,
	2025	2024
	US$	US$
Cash and cash equivalents at the beginning of the year	346,728	72,612
Net cash provided by operating activities	529,450	53,624
Net cash used in investing activities	(659,985)	(287,965)
Net cash provided by financing activities	78,427	509,669
Effect of foreign currency translation	(6,030)	(1,212)
Cash and cash equivalents at the end of the year	288,590	346,728

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for subcontracting fees, staff costs, and administrative and other operating expenses.

The net cash provided by operating activities for the year ended May 31, 2025 of US$529,450 was attributable to the net income from US$1,018,485 for the year, and the following non-cash adjustments and changes of working capital items: (i) depreciation of property and equipment of US$226,510; (ii) depreciation of property and equipment under finance lease of US$104,134; (iii) increase in total contract receivable of US$1,643,987; (iv) increase of total retention receivable of US$733,928; (v) decrease of total contract assets of US$193,661; (vi) increase in accounts payable of US$442,938; (vii) increase in accrued liabilities and other payables of US$138,961; (viii) increase in total contract liabilities of US$379,996; (ix) decrease in amount due from a shareholder of US$162,725; (x) increase in amount due to a shareholder of US$910; (xi) increase of income tax payable of US$127,532.

The net cash provided by operating activities for the year ended May 31, 2024 of US$53,624 was attributable to the net income of US$247,884 for the year, and the following non-cash adjustments and changes of working capital items: (i) depreciation of property and equipment of US$99,237; (ii) depreciation of property and equipment under finance lease of US$49,382; (iii) increase in total contract receivable of US$476,759; (iv) increase of total retention receivable of US$283,888; (v) increase of total contract assets of US$50,095; (vi) increase in accounts payable of US$194,320; (vii) decrease in amount due from a shareholder of US$140,244.

Investing activities

For the years ended May 31, 2025, and 2024, cash used in investing activities was US$659,985 and US$287,965 respectively. Cash used in investment activities was vastly for the acquisition of property, plant and equipment to support our business needs, which are highly dependent on the use of heavy machinery and vehicles.

Financing activities

For the year ended May 31, 2025, net cash provided by financing activities was US$78,427. Cash provided by financing activities of US$321,085 and US$179,808 were respectively the bank loans and other loans taken out during the year, while cash used in financing activities included repayment of bank loans of US$159,152, and principal payments of finance lease liabilities of US$263,314.

For the year ended May 31, 2024, net cash provided by financing activities was US$509,669. Cash provided by financing activities of US$690,458 was bank loans taken out during the year while the cash used in financing activities was principal payment of finance lease liabilities of US$145,308 and repayment of bank loans of US$35,481.

C. Research and Development, Patents and Licences, etc.

For the three years ended May 31, 2026, we did not incur material costs in research and development. We did not possess any patents.

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since May 31, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements for other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations primarily consist of operating and finance lease obligations. The following table sets forth a breakdown of our contractual obligations as of May 31, 2026, 2025, 2024 and their maturity profile:

As of May 31, 2026

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual obligations:
Operating leases	114,925	137,814	5,742	-	258,481
Finance leases	19,771	-	-	-	19,771
Bank loans	323,374	1,122,610	743,199	666,750	2,855,933
Other loans	145,982	-	-	-	145,982
Total	604,052	1,260,424	748,941	666,750	3,280,167

As of May 31, 2025

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual obligations:
Operating leases	57,241	47,522	-	-	104,763
Finance leases	137,948	19,760	-	-	157,708
Bank loans	272,594	824,863	435,909	598,698	2,132,064
Other loans	181,804	-	-	-	181,804
Total	649,587	892,145	435,909	598,698	2,576,339

As of May 31, 2024

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual obligations:
Operating leases	38,981	68,216	-	-	107,197
Finance leases	180,585	144,794	-	-	325,379
Bank loans	199,082	531,598	503,336	787,771	2,021,787
Other loans	-	-	-	-	-
Total	418,648	744,608	503,336	787,771	2,454,363

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

Directors and Executive Officers	Age	Position
Mr. Chung Yan Ngan	34	Chief Executive Officer, Director, Chairman of the Board
Ms. Chan Hung Kuen	34	Director
Mr. Leung Chi Lung	37	Chief Financial Officer

Below is a summary of the business experience of each our executive officers and directors:

Mr. Chung Yan Ngan (“Mr. Chung”) is our chief executive officer and has served as the chairman of the board of directors since July 29, 2025. Mr. Chung is the founder of our Operating Subsidiary and he has served as the director of our Operating Subsidiary since its inception in 2021. Mr. Chung is the spouse of Ms. Chan Hung Kuen. Mr. Chung is responsible for the overall management, formulation of business strategies, project management and day-to-day management of the operations of our Group. Mr. Chung has over 10 years of experience in the construction industry in Hong Kong and has overseen a number of significant projects involving piling, grout curtain installation and other specialist foundation works for major public works projects. Prior to the formation of our Operating Subsidiary, Mr. Chung worked at Wing Lee Construction Limited from April 2015 to January 2021 with his last position as senior site agent. During his time at Wing Lee Constructed Limited, he took on roles in a variety of prominent construction projects, including as site agent for a project at the Hong Kong Airport Third Runway, where he planned and supervised foundation, site formation and superstructure works as part of his duties. From January 2014 to April 2015, he was site engineer at Leighton Asia, where he worked on major infrastructure projects including the Hong Kong-Zhuhai-Macao bridge boundary crossing facilities.

Mr. Chung obtained a Bachelor of Engineering in Building Engineering (Structural and Geotechnical) from the City University of Hong Kong in 2014. He is a Chartered Professional Engineer registered with The Institution of Engineers Australia in civil engineering (CPEng) in 2021, a European Engineer registered with Engineers Europe (EUR ING) in 2023, Chartered Engineer with The Institution of Engineers of Ireland (Ceng MIEI) in 2023, and a Registered Professional Engineer (civil) registered with the Engineers Registration Board of Hong Kong and member of The Hong Kong Institution of Engineers since 2023.

Ms. Chan Hung Kuen (“Ms. Chan”) has been our director since November 3, 2025. Ms. Chan is the spouse of Mr. Chung Yan Ngan. Ms. Chan started her career at Tai Shan Engineering & Construction Limited, where she worked as accounting manager from September 2016 to September 2020. Ms. Chan joined AJV HK in June 2022, where she served as accounting manager until April 2024. From May 2024 to July 2025, Ms. Chan worked at Shing Long Construction Limited (an affiliate company previously owned by Mr. Chung) as accounting manager. Since August 2025, Ms. Chan has rejoined AJV HK as accounting manager. Ms. Chan obtained a Bachelor of Business Administration from the Hong Kong Shue Yan University in 2014.

Mr. Leung Chi Lung (“Mr. Leung”) has been our chief financial officer since July 2, 2025. Mr. Leung is a seasoned finance professional with over 13 years of experience in the fields of auditing, financial control, and corporate management. Mr. Leung served as the Deputy Financial Controller and Director of the Overseas Platform Group at Eternal Asia (HK) Limited (a company listed on the Shenzhen Stock Exchange (Stock Code: SZ.002183) since April 2023. Prior to that, he was the Financial Controller at Bamboos Holdings Limited, a company listed on the main board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (Stock Code: 2293.hk) from June 2022 to March 2023. In these roles, he was responsible for overseeing the daily financial operations in Hong Kong, Mainland China, and overseas, managing group budgeting, addressing audit and legal issues, and fulfilling the listing rules requirements of both the Hong Kong and Shenzhen stock exchanges. Mr. Leung served as an Audit Senior / Manager at Deloitte Touche Tohmatsu from January 2017 to June 2022, and as an Audit Junior / Senior at RSM Hong Kong from August 2012 to January 2017. Mr. Leung has extensive experience serving Hong Kong listed companies across various industries such as manufacturing, shipping logistics, energy, and real estate.

Mr. Leung obtained a Bachelor of Business Administration in Accounting and Finance from The Hong Kong Polytechnic University in 2012.

Family Relationships

Save for the spousal relationship between Mr. Chung Yan Ngan and Ms. Chan Hung Kuen as disclosed above, none of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Set forth below is the compensation paid during the fiscal year ended May 31, 2026, to all of our executive officers and directors:

Name	2026 Compensation (USD)
All directors and executive officers	153,600

Total	153,600

Employment Agreements

We have entered into employment agreements with Mr. Chung Yan Ngan, Ms. Chan Hung Kuen and Mr. Leung Chi Ling, respectively.

Each of our executives’ employment agreements are filed as an exhibit to this Annual Report on Form 20-F.

Equity Incentive Plans

We have not adopted any equity compensation plans.

6.C. Board Practices

Composition of our Board of Directors

At the time our Ordinary Shares begin trading on OTCQB’s Market following completion of the Offering, we expect our board of directors will consist of five directors. Our current amended and restated memorandum and articles of association provide that our board of directors must be composed of at least one director. The number of directors is determined from time to time by resolution of our board of directors.

Pursuant to our current memorandum and articles of association, our directors are appointed either by ordinary resolution of our shareholders or by board resolution provided that such appointment does not cause the number of directors to exceed any number fixed in accordance with the articles of association as the maximum number of directors.

Our board of directors currently consists of Mr. Chung and Ms. Chan, each of whom also serves as an executive officer of the Company. We do not currently have any directors who qualify as “independent” for purposes of Rule 10A-3 under the Exchange Act or other applicable corporate governance requirements.

Duties of Directors

Under Cayman Islands law, our Directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him and to exercise the skill they actually possess. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to act in a manner that contravenes our memorandum and articles of association or the Cayman Islands Companies Act.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of May 31, 2026, we had no outstanding equity awards.

6.D. Employees

As of May 31, 2026, we employed a total of 63 employees, each of whom are located in Hong Kong.

6.E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions - Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Ordinary Shares as of May 31, 2026:

●	Each person who is known by us to beneficially own more than 5% of our Ordinary Shares;

●	Each of our directors, director nominees and named executive officers; and

●	All current directors and named executive officers as a group.

Our Company is authorized to issue 500,000,000 Ordinary Shares with par value of $0.0001 per share. The number and percentage of Shares beneficially owned before the Offering are based on 13,500,000 Ordinary Shares issued and outstanding as of the date of this Report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Shares beneficially owned by a person listed below and the percentage ownership of such person, Shares underlying options, warrants or convertible securities held by each such person which are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

None of our shareholders as of the date of this Report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 1105, 11/F, Tower A, New Mandarin Plaza, No.14 Science Museum Road, Tsim Sha Tsui East, Hong Kong.

	Ordinary Shares beneficially owned
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of issued and outstanding Ordinary Shares
Directors and executive officers
Mr. Chung Yan Ngan(1)	13,500,000	100.00%
Ms. Chan Hung Kuen	—	—
Mr. Leung Chi Lung	—	—

5% or greater shareholders
Accurate Goal Ventures Limited(1)(3)	13,500,000	100.00%

(1)	Mr. Chung owns 100% of the equity interests in Accurate Goal Ventures Limited. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Chung may be deemed to have voting and investment power with respect to the 13,500,000 Ordinary Shares held by Accurate Goal Ventures Limited. The registered address of Accurate Goal Ventures Limited is situated at Keyway Chambers, 3rd Floor, Quastisky Building, Road Town, Tortola, British Virgin Islands.

7.B. Related Party Transactions

Except as set forth below, during our preceding three financial years up to the date of this report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Set forth below are the related party transactions of our Group that occurred during the past three fiscal years up to the date of this report.

List of Related Parties

Name of Related Party	Background
Mr. Chung Yan Ngan	Chief Executive Officer, Chairman of the Board, Director, the Controlling Shareholder
Shing Long Construction Limited (“Shing Long”)	Company owned by Mr. Chung(1)

Note:	Shing Long is a company incorporated in Hong Kong with limited liability that was wholly-owned and controlled by Mr. Chung, until July 25, 2025 when Mr. Chung disposed of his shares in Shing Long to a third party and on July 25, 2025 resigned as its sole director.

Balances with related parties:

The following table sets forth the breakdown of our balances due to/from related parties as of the dates indicated:

	As of May 31,
	2026	2025	2024
	USD	USD	USD
Amount due (to) from:
Mr. Chung Yan Ngan	(1,210,544)	(903)	159,951
Amount due to:
Shing Long – contract liabilities, net	-	315,888	-
Amount due from:
Shing Long – contract receivable, net	-	-	133,410
Shing Long – contract assets, net	-	-	132,486
Shing Long – retention receivable, net	-	149,651	69,660

As of May 31, 2026, 2025, and 2024, the amount due (to) from Mr. Chung Yan Ngan was non-trade nature, interest free with no specific repayment terms. During the fiscal years ended May 31, 2026, 2025 and 2024, the largest amount due from Mr. Chung Yan Ngan was $Nil, HK$3,808,948 and HK$3,420,679, respectively. As at the date of this Report, the balance due to Mr. Chung is US$1,210,544.

As of May 31, 2026, 2025 and 2024, the amount due from Shing Long resulted from our provision of foundation works. During the fiscal years ended May 31, 2026, 2025 and 2024, the largest amount due from Shing Long was $Nil, HK$3,200,000 and HK$1,632,306, respectively. As of May 31, 2025, the amount due to Shing Long resulted from payments received in excess of revenue recognized on construction contracts. As at the date of this Report, the balance due from Shing Long is $Nil.

Transactions with related parties:

Related party transactions during the fiscal years ended May 31, 2026, 2025 and 2024

		For the years ended May 31,
Name	Nature	2026	2025	2024
		USD	USD	USD
Shing Long	Provision of foundation works and consultation services	-	828,277	711,465
Shing Long	Cost of contract revenues paid to Shing Long	-	101,837	41,300
Shing Long	General and administrative expenses paid to Shing Long	-	-	23,198

Guarantees

Our related parties, from time to time provides guarantees for our benefit. Mr. Chung Yan Ngan provided guarantees to secure our Operating Subsidiary’s bank loans during the fiscal years ended May 31, 2026 and 2025 and up to the date of this Report. As of May 31, 2026 and 2025, the principal amount of the loans guaranteed under personal guarantees provided by Mr. Chung were HK$21,735,142 (approximately US$2,773,000), HK$15,900,000 (approximately US$2,030,000), respectively, and the carrying amounts of the said bank loans were US$2,439,406, and US$1,834,398, respectively.

Mr. Chung also provided a personal guarantee for a hire purchase agreement dated October 13, 2023 with OCBC Bank (Hong Kong) Limited, in the amount of HK$397,260 (US$50,931) which was terminated in October 2024.

7.C. Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

See “Item 18. Consolidated Financial Statements” for a list of all consolidated financial statements filed as part of this Annual Report on Form 20-F.

Legal Matters

We are not involved in any legal or arbitration proceedings that may have or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Cayman Companies Law and other factors our Board of Directors may deem relevant.

8.B. Significant Changes

See “Note 27 - Subsequent Events” to our consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1 for a discussion of significant events that have occurred since May 31, 2026.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

We intend to apply to list our Ordinary Shares on the OTCQB Market.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See our disclosures above under “9.A. Offer and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As of the date of this report, 13,500,000 Ordinary Shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

10.B. Memorandum and Articles of Association

Information on our second amended and restated memorandum and articles of association is incorporated herein as Exhibit 3.2 to the Form F-1 (File No. 333-297561) we furnished to the Securities and Exchange Commission on August 27, 2026. Our shareholders adopted our Second Amended and Restated Articles of Association by special resolution on July 17, 2026 and it became effective on August 31, 2026.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

10.D. Exchange Controls

There are no government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiary, except or otherwise as set forth under “Item 10. Additional Information-E. Taxation” and “Item 3. Key Information Risk Factors - D. Risk Factors - Risks Related to Doing Business in Hong Kong”.

10.E. Taxation

Material Tax Consequences Applicable to U.S. Holders of Our Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Shares. It is directed to U.S. Holders (as defined below) of our Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2023/2024 and 2022/2023. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

Certain Mainland China Tax Laws and Regulations Considerations

The Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the SAT on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We conduct our operations solely in Hong Kong through the Operating Subsidiary incorporated in Hong Kong, without any operation, subsidiary or VIE structure in Mainland China. None of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China, and all of our revenues and profits are generated by the Operating Subsidiary in Hong Kong. We believe that, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or the Offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We conduct our operations solely in Hong Kong through the Operating Subsidiary incorporated in Hong Kong, without any operation, subsidiary or VIE structure in Mainland China. None of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China, and all of our revenues and profits are generated by the Operating Subsidiary in Hong Kong. We believe that, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or the Offering.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of the Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase the Shares pursuant to the Offering and hold the Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in the Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a qualified exchange or other market. A “qualified exchange or other market” is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Exchange Act, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTCQB Market is a qualified exchange or other market, but we are uncertain as to whether or when listing status will be granted or, if it is granted, as to whether our Ordinary Shares will be regularly traded. If our Ordinary Shares do trade on a qualified OTC market, and if they are “regularly traded”, the mark-to-market election would be available to you were we to be or become a PFIC (and you would not require any information from us in order to make the election). If our Shares do not trade on a qualified OTC market or do not trade regularly on a qualified OTC market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Shares as of the close of such taxable year over your adjusted basis in such Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Shares included in your income for prior taxable years. Your basis in the Shares will be adjusted to reflect any such income or loss amounts.

In you sell or otherwise dispose of any Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

“Purging election.” If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Shares, then such Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC.A “purging election” creates a deemed sale of such Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Shares for tax purposes.

A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, except for those that hold interests in land in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Ordinary Shares under the laws of their country of citizenship, residence, or domicile.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy this annual report, including the related exhibits and schedules, and any document we file with the SEC at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and consolidated financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

We maintain a corporate website at http://www.advancejv.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

10.I. Subsidiary Information

Please see Item 4.C. “Organizational Structure – Our Subsidiaries” above.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities, if any, of our investments to date, their carrying value has always approximated their fair value. If we decide to invest in investments other than cash and cash equivalents, it will be our policy to hold such investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S dollar, our functional and reporting currency, mainly against the Hong Kong dollar. Although the U.S dollar is our functional currency, a portion of our expenses are denominated in Hong Kong dollar and currently all of our revenues are denominated in dollars. We do not anticipate that a sizable portion of our expenses will be denominated in currencies other than the U.S dollar. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the Offering, which was declared effective by the SEC on August 31, 2026.

Our registration statement on Form F-1, as amended, file no. 333-297561, was declared effective on August 31, 2026, and our “best efforts” self-underwritten initial public offering commenced on September 1, 2026. We registered 2,500,000 Ordinary Shares for sale at offering price of $2.00 per share, for an aggregate price of $5,000,000, less fees and expenses. As the date of the filing of this annual report, we have not sold any Ordinary Shares.

Between May 31, 2026 and the date of the filing of this annual report, no net proceeds were generated and therefore no net proceeds were utilized.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of May 31, 2026. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of May 31, 2026 were not effective due to the material weakness in internal control over financial reporting described below.

(b) Management’s annual report on internal control over financial reporting

Disclosure controls and procedures (as defined in Exchange Act Rule 15d-15(e)) are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company has determined that the material weakness identified as of May 31, 2026 related to a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

There has been no change in the Company’s internal control over financial reporting during the year ended May 31, 2026 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

(c) Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer exempted from Section 404(b) of the Sarbanes-Oxley Act.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended May 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We will form an audit committee immediately prior to listing on the OTCQB.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and OTCQB Market corporate governance rules. A copy of the code of ethics is filed herewith as an exhibit.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the years indicated.

	Year Ended May 31,
	2026	2025	2024
Audit Fees(1)	181,776	210,137	168,580
Audit-Related Fees(2)	-	-	-
Tax Fee(3)	-	-	-
Other Fees(4)	-	-	-
Total	181,776	210,137	168,580

Notes:

1.	Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

2.	Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under audit fees above.

3.	Tax fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the tax compliance, tax advice, and tax planning.

4.	Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under audit fees and audit-related fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

The Company has adopted the insider trading policy and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any OTCQB Market rules applicable to the registrant upon its listing. A copy of the insider trading policy is filed herewith as an exhibit.

ITEM 16K.	CYBERSECURITY

We did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced undetected cybersecurity incidents.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Please refer to the consolidated financial statements at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Amended and Restated Memorandum and Articles of Association of Registrant, as currently in effect
2.1**	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
10.1**	Tenancy Agreement of our Principal Executive Office dated April 14, 2026 (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
10.2**	Bank facility between Ping An OneConnect Bank (Hong Kong) Limited and AJV HK dated January 31, 2024 (incorporated by reference to Exhibit 10.4 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
10.3**	Bank facility between Dah Sing Bank, Limited and AJV HK (undated) (incorporated by reference to Exhibit 10.5 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
10.4**	Bank facility between Fubon Bank (Hong Kong) Limited and AJV HK dated May 30, 2025 (incorporated by reference to Exhibit 10.6 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
10.5**	Bank facility between Standard Chartered Bank (Hong Kong) Limited and AJV HK dated April 24, 2023 (incorporated by reference to Exhibit 10.7 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
10.6**	Bank facility between Standard Chartered Bank (Hong Kong) Limited and AJV HK dated September 16, 2022 (incorporated by reference to Exhibit 10.8 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
10.7**	Bank facility between Standard Chartered Bank (Hong Kong) Limited and AJV HK dated April 24, 2024 (incorporated by reference to Exhibit 10.9 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
10.8*	Employment Agreement between the Registrant and Chung Yan Ngan, the Registrant’s Chief Executive Officer, dated August 31, 2026
10.9*	Employment Agreement between the Registrant and Leung Chi Lung, the Registrant’s Chief Financial Officer, dated August 31, 2026
10.10*	Indemnification Agreement between the Registrant and Chung Yan Ngan, dated August 31, 2026
10.11*	Indemnification Agreement between the Registrant and Chan Hung Kuen, dated August 31, 2026
10.12*	Indemnification Agreement between the Registrant and Leung Chi Lung, dated August 31, 2026
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
13.1*	Certification of the Principal Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Principal Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1**	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
24.1*	Power of Attorney (included on the signature page of this Registration Statement)
99.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
99.2**	Insider Trading Policy (incorporated by reference to Exhibit 99.2 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
99.2**	Compensation Recovery Policy (incorporated by reference to Exhibit 99.3 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)
99.3**	Request for Waiver and Representation under Item 8.A.4 of Form 20-F (incorporated by reference to Exhibit 99.4 of Registration Statement on Form F-1 (File No. 333-297561), initially filed with the Securities and Exchange Commission on July 20, 2026)

*	Filed with this Report.
**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Advance JV Group Limited

By:	/s/ Chung Yan Ngan
Name:	Chung Yan Ngan
Title:	Chief Executive Officer

Date: October 15, 2026

ADVANCE JV GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Advance JV Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Advance JV Group Limited and its subsidiaries (the “Company”) as of May 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended May 31, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

PCAOB ID No.1171

San Mateo, California

October 15, 2026

We have served as the Company’s auditor since 2025.

ADVANCE JV GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MAY 31, 2026 AND 2025

(Amount in US Dollars, except for share and per share data, or otherwise noted)

	As of May 31
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	9,198	288,590
Contract receivable, net	2,648,771	2,118,653
Contract assets, net	409,237	41,981
Retention receivable, net	235,345	15,690
Prepayments, deposits and other receivables, net	75,257	35,026
Tax recoverable	39,802	-
Total current assets	3,417,610	2,499,940

Non-current assets:
Property and equipment, net	814,597	851,411
Property and equipment under finance lease, net	114,990	371,015
Operating lease right-of-use assets, net	236,666	95,130
Investment in life insurance policy, net	76,453	-
Deferred offering costs	373,830	-
Retention receivable, net	1,233,039	826,144
Retention receivable – a related party, net	-	149,651
Deposits, net	11,627	28,278
Total non-current assets	2,861,202	2,321,629
TOTAL ASSETS	6,278,812	4,821,569

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans, current	199,777	186,269
Other loans	145,982	178,551
Accounts payable	657,561	655,348
Accrued liabilities	471,051	305,552
Contract liabilities	-	78,996
Contract liabilities – a related party	-	315,888
Amount due to a shareholder	1,210,544	903
Income tax payable	-	129,583
Finance lease liabilities, current	19,456	130,725
Operating lease liabilities, current	103,199	52,453
Total current liabilities	2,807,570	2,034,268

Non-current liabilities:
Bank loans, non-current	2,239,629	1,648,129
Deferred tax liabilities, net	86,548	109,964
Finance lease liabilities, non current	-	19,445
Operating lease liabilities, non current	134,277	46,097
Total non-current liabilities	2,460,454	1,823,635
TOTAL LIABILITIES	5,268,024	3,857,903

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares of USD0.0001 par value, 500,000,000 shares authorized, 13,500,000 shares issued and outstanding as of May 31, 2026 and 2025 respectively*	1,350	1,350
Subscription receivable	(1,350)	(1,350)
Additional paid-in capital	13	13
Retained earnings	1,018,093	971,313
Accumulated other comprehensive loss	(7,318)	(7,660)
Total Shareholders’ Equity	1,010,788	963,666
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,278,812	4,821,569

*	Shares presented on a retrospective basis to reflect the restructuring (see Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCE JV GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

(Amount in US Dollars, except for share and per share data, or otherwise noted)

	For the year ended May 31,
	2026	2025	2024
Contract revenues	8,702,637	9,841,313	3,433,602
Contract revenues – a related party	-	828,277	711,465
Cost of contract revenues	(7,059,149)	(8,647,199)	(3,401,961)
Gross profit	1,643,488	2,022,391	743,106

Operating expenses
General and administrative expenses	(1,494,234)	(748,076)	(508,494)
Total operating expenses	(1,494,234)	(748,076)	(508,494)

Operating income	149,254	1,274,315	234,612

Other (expense) income, net
Other income	50,821	37,932	124,435
Interest expenses	(142,806)	(122,383)	(66,175)
Total other (expense) income, net	(91,985)	(84,451)	58,260

Income before income taxes	57,269	1,189,864	292,872
Provision for income taxes	(10,489)	(171,379)	(44,988)
Net income	46,780	1,018,485	247,884

Other comprehensive income (loss)
Foreign currency translation adjustment	342	(6,990)	(366)
Total comprehensive income	47,122	1,011,495	247,518

Earning per share – basic and diluted	0.00	0.08	0.02
Basic and diluted weighted average number of shares outstanding*	13,500,000	13,500,000	13,500,000

*	Shares presented on a retrospective basis to reflect the restructuring (see Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCE JV GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

(Amount in US Dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Subscription	Additional paid-in	Retained earnings (Accumulated	Accumulated other comprehensive
	No. of Shares	Amount	receivable	capital	deficit)	loss	Total
Balance as of June 1, 2023	13,500,000	$1,350	$(1,350)	$13	$(295,056)	$(304)	$(295,347)
Net income	-	-	-	-	247,884	-	247,884
Foreign currency translation adjustment	-	-	-	-	-	(366)	(366)
Balance as of May 31, 2024	13,500,000	$1,350	$(1,350)	$13	$(47,172)	$(670)	$(47,829)

Net income	-	-	-	-	1,018,485	-	1,018,485
Foreign currency translation adjustment	-	-	-	-	-	(6,990)	(6,990)
Balance as of May 31, 2025	13,500,000	$1,350	$(1,350)	$13	$971,313	$(7,660)	$963,666

Net income	-	-	-	-	46,780	-	46,780
Foreign currency translation adjustment	-	-	-	-	-	342	342
Balance as of May 31, 2026	13,500,000	$1,350	$(1,350)	$13	$1,018,093	$(7,318)	$1,010,788

* Shares presented on a retrospective basis to reflect the restructuring (see Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCE JV GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

(Stated in US Dollars)

	For the year ended May 31
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	46,780	1,018,485	247,884
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	307,283	226,510	99,237
Depreciation of property and equipment under finance lease	62,485	104,134	49,382
Amortization of operating lease right-of-use assets and interest of lease liabilities	119,725	39,603	31,619
Change in cash surrender value on investment in insurance policy	22,297	-	-
Loss on disposal of property and equipment	-	13,281	5,869
(Reversal of) provision for allowance for expected credit losses	(12,450)	80,633	14,878
Changes in assets and liabilities:
Contract receivable, net	(503,580)	(1,780,681)	(340,673)
Contract receivable – a related party, net	-	136,694	(136,086)
Retention receivable, net	(638,287)	(651,486)	(212,831)
Retention receivable – a related party, net	153,297	(82,442)	(71,057)
Contract assets, net	(375,220)	58,094	84,869
Contract assets – a related party, net	-	135,567	(134,964)
Prepayment, deposits and other receivables, net	(24,041)	(32,386)	(21,151)
Accounts payable	1,858	442,938	194,320
Accrued liabilities and other payables	165,842	138,961	66,987
Contract liabilities	(396,320)	61,884	17,589
Contract liabilities– a related party	-	318,112	-
Amount due from a shareholder	-	162,725	140,244
Amount due to a shareholder	-	910	-
Income tax payable	(169,979)	127,532	2,950
Deferred tax liabilities, net	(23,549)	43,847	42,038
Operating lease liabilities	(106,041)	(33,465)	(27,480)
Net cash (used in) provided by operating activities	(1,369,900)	529,450	53,624

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(75,354)	(659,985)	(287,965)
Investment in life insurance policy	(99,098)	-	-
Net cash used in investing activities	(174,452)	(659,985)	(287,965)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	746,898	321,085	690,458
Proceeds from other loans	897,792	179,808	-
Repayment of bank loans	(141,035)	(159,152)	(35,481)
Repayment of other loans	(930,560)	-	-
Advances from a shareholder	2,044,713	-	-
Repayment to a shareholder	(836,462)	-	-
Principal payments of finance lease liabilities	(131,200)	(263,314)	(145,308)
Deferred offering costs	(374,983)	-	-
Net cash provided by financing activities	1,275,163	78,427	509,669

Net (decrease) increase in cash and cash equivalents	(269,189)	(52,108)	275,328
Effect of foreign currency translation on cash and cash equivalents	(10,203)	(6,030)	(1,212)
Cash and cash equivalents, beginning of year	288,590	346,728	72,612
Cash and cash equivalents, end of year	9,198	288,590	346,728

Supplementary cash flow information:
Income tax paid	(204,017)	-	-
Interest paid	(142,806)	(122,383)	(66,175)
Interest received	27	196	12

Supplemental non-cash information:
Property and equipment under finance lease obtained in exchange for finance lease liabilities	-	148,579	414,155
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	244,586	34,623	102,754

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Advance JV Group Limited (the “Company”) was incorporated in the Cayman Islands on July 29, 2025 as an investment holding company. The Company conducts its primary operations through its indirectly wholly-owned subsidiary Advance JV Construction Limited (“AJVCL”) which is incorporated and domiciled in Hong Kong SAR (“HKSAR”) on January 5, 2021.

The Company wholly owns Advance JV Limited (“AJVL”) an investment holding company that was incorporated in the British Virgin Islands (“BVI”) on August 7, 2025. The primary purpose of AJVL is to hold AJVCL.

The Company, through its indirectly wholly-owned subsidiary, AJVCL, is a construction works service provider based in HKSAR, providing (i) foundation works services and (ii) foundation works consultancy services. The Company generally provides construction services as a subcontractor to other general construction contractors in Hong Kong.

As of May 31, 2026 and 2025, the Company and its subsidiaries are detailed in the table as follows:

Name	Date of incorporation	Place of incorporation	Ownership (%)	Principal activities
Advance JV Group Limited	July 29, 2025	Cayman Islands	Parent	Investment holdings
Advance JV Limited	August 7, 2025	The British Virgin Islands	100%	Investment holdings
Advance JV Construction Limited	January 5, 2021	Hong Kong	100%	Provision of construction works services

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company became the holding company of the Group on October 18, 2025. As the Group was under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the beginning of the period, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The consolidated balance sheets as of May 31, 2026 and 2025 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 18.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance with generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates. In particular, the significant accounting estimates include, but not limited to, allowance for expected credit losses, determination of useful life of long-lived assets, impairment of long-lived assets, recognition and measurement of operating lease right-of-use assets and operating lease liabilities, recognition and measurement of property and equipment under finance lease and finance lease liabilities, and estimation of total estimated costs used for revenue recognition over time based upon the cost-to-cost measure of progress method.

Foreign currency translation

The accompanying consolidated financial statements are presented in the United States Dollars (“USD” or “$”), which is the reporting currency of the Company. The functional currency of the Company’s subsidiaries in the HKSAR is Hong Kong Dollars (“HKD” or “HK$”), its other subsidiaries which are incorporated in British Virgin Islands is United States Dollars, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

The Company’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of amounts from HKD into USD has been made at the following exchange rates:

Year-end $: HK$ exchange rate
May 31, 2026	US$1:HK$7.84
May 31, 2025	US$1:HK$7.84

Year average $: HK$ exchange rate
May 31, 2026	US$1:HK$7.81
May 31, 2025	US$1:HK$7.79
May 31, 2024	US$1:HK$7.82

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which are unrestricted as to withdrawal or use and which have original maturities less than three months. Deposits at financial institutions in Hong Kong are not FDIC insured, however, those financial institutions are highly solvent and the risk of loss is remote.

Prepayments, deposits and other receivables, net

Prepayments, deposits and other receivables, net are mainly prepaid expenses paid to vendors for future services that have not been provided and rental deposits.

Investment in life insurance policy

The Company invests in corporate-owned life insurance policy in order to insure against the potential loss of a key person of the Company. The Company accounts for the life insurance policy in accordance with ASC 325-30, Investments in Insurance Contracts.

Investment in life insurance policy is reported as assets and subsequently measured at the amounts that could be realized under the policies, i.e., the cash surrender values, as of the year end dates, less an allowance for expected credit losses. The change in cash surrender values during the period is recognized as an expense or income and reported in the consolidated statements of operations and comprehensive income. The Company does not recognize income from death benefits on an actuarially expected basis.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, other professional fees and FINRA filing fee related to the registration preparation.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The estimated useful lives of the property and equipment are as follows:

Machinery	5 years
Computer	3 years
Leasehold improvement	2 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s consolidated statements of operations and comprehensive income. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of May 31, 2026 and 2025, no impairment of long-lived assets was recognized.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease

On June 1, 2023, the Company adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company is a lessee of non-cancellable operating leases for corporate office premises. The Company determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Company’s incremental borrowing rate of the Hong Kong Prime Rate plus 1.00% p.a. based on the information available at the lease commencement date.

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Company elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of May 31, 2026 and 2025, the Company did not recognize any impairment loss against its ROU assets.

Bank and other loans

Bank and other loans are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, bank and other loans are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the loans, together with any interest and fees payable, using the effective interest method.

Accounts payable

Accounts payable represents trade payables to vendors.

Accrued liabilities and other payables

Accrued liabilities and other payables primarily include salaries payable, other accrual and payable.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principal owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Revenue Recognition

Effective June 1, 2023, the Company adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after June 1, 2023 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to June 1, 2023. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

1.	identify its contracts with customers;

2.	identify its performance obligations under those contracts;

3.	determine the transaction prices of those contracts;

4.	allocate the transaction prices to its performance obligations in those contracts; and

5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from two sources: (1) foundation works services and (2) foundation works consultancy services.

Revenue from foundation works services

The Company undertakes foundation works such as piling works as a subcontractor. Foundation works services are performed for the sole benefit of customers, whereby the assets being created or maintained are controlled by customers and the services performed do not have alternative benefits for the Company. Revenue is recognized over time as customers simultaneously receive and consume the benefits the Company provides. The Company is the principal in these contracts since it is primarily responsible for the satisfaction of performance obligations and has discretion in establishing the price for the specified services.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes revenue over time due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are considered distinct.

The Company’s contracts with customers are generally on fixed price or unit price basis. With respect to fixed price contracts, the contract will specify a contract sum based on the agreed unit rates and quantities of work items. For unit price contracts, fixed unit prices of the goods or services are stated in the contracts and the contract sum is determined based on the actual quantities of work executed on-site.

(i) Fixed price contract

For fixed price construction contracts, the timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceed the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

The Company usually has 10% contract sum withheld by customer as retention receivables to make sure all works meet the criteria as specified in the contract. Retention receivables are collected within a 12-month period after completion of works. There are no additional services to customer during the retention period but to ensure all goods and services meet the criteria as specified in the contract, therefore such warranty shall not be accounted for as a separate performance obligation. The Company historically incurs a very minimum cost during the retention period, the Company does not expect any significant liability to be incurred and no further provision made in the accounts.

The typical length of foundation work services can range from 6 months to 3 years, depending on the size and complexity of the project. The Company assesses that there is no significant financing component in these contracts.

As of May 31, 2026 and 2025, the Company had transaction price allocated to remaining performance for foundation works services amounting to $2,257,958 and $3,859,835 using input method, respectively. For May 31, 2026, 100% is expected to be satisfied within the next twelve months. For May 31, 2025, 98% is expected to be satisfied within the next twelve months and the remainder thereafter.

(ii) Unit price contracts

For unit price contracts, the timing of the satisfaction of the Company’s performance obligations is based upon the units performed or delivered by the Company which is a direct measure of the value to the customers of the goods or services transferred to date (an output method) so the portion of revenue earned can be determined. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, materials and other direct costs related to contract performance.

The Company adopts the practical expedient provided under ASC 606-10-55-18. If the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date (for example, a contract in which the Company bills a fixed amount for each hour of service provided or for each unit of work performed), the Company will recognize revenue in the amount based on the quantities of construction work executed on-site to which the Company has a right to invoice, which is usually issued on a monthly basis with a credit period of 30 days.

No retention is required to be withheld by customer as retention receivable to ensure the goods and services meet the criteria as specified in the contract. The typical length of foundation work services usually lasts within 1 year, depending on the size and complexity of the project. The Company assesses that there is no significant financing component in these contracts.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from foundation works consultancy services

The Company derives revenue from provision of foundation works consultancy services related to construction sites. These contracts are fixed price and have one single performance obligation, therefore no allocation of the transaction price is required. The Company is a principal in these contracts since it is primarily responsible for the satisfaction of performance obligation. Satisfaction of performance obligation is dependent on customer’s written acceptance and therefore revenue from provision of foundation works consultancy services is recognized at a point in time when the Company delivers final consultation report to customer; customer has no more modifications and gives a written acceptance to the Company. Typically, the Company collects no deposit upfront and provides 30-day credit period to customers upon delivery of final consultation report.

The following table presents revenue by revenue stream for the years ended May 31, 2026, 2025 and 2024, respectively:

	For the years ended May 31,
	2026	2025	2024
Foundation works services – Fixed price contracts	7,355,603	10,553,999	3,829,720
Foundation works services – Unit price contracts	562,714	-	-
Foundation works consultancy services	784,320	115,591	315,347
Total	8,702,637	10,669,590	4,145,067

The following table presents revenue recognized over time and at a point in time for the years ended May 31, 2026, 2025 and 2024, respectively:

	For the years ended May 31,
	2026	2025	2024
Revenue recognized over time	7,918,317	10,553,999	3,829,720
Revenue recognized at a point in time	784,320	115,591	315,347
Total	8,702,637	10,669,590	4,145,067

Cost of contracts revenues

The Company’s cost of contract revenues is primarily comprised of labour costs, consultancy fees, machinery rental, material costs, depreciation and amortization that are directly attributable to services provided. These costs are expenses as incurred.

Contract receivable, net

Contract receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued in past due accounts. The Company had $2,648,771 and $2,118,653 as of May 31, 2026 and 2025 respectively. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, the historical trends of collections, forward looking factors and other economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of May 31, 2026 and 2025, the Company made $54,819 and $81,698 allowance for expected credit loss, respectively.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets, net include uncompleted foundation work. Contract assets are generally classified as current, and the balance is billed based on the stage of completion. Net contract assets related to foundation works totaled $409,237 and $41,981 as of May 31, 2026 and 2025, respectively. Contract assets, net are included within current assets in the accompanying consolidated balance sheets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when works are provided. Contract liabilities of $Nil and $394,884 were recognized as of May 31, 2026 and 2025, respectively.

Retention receivable, net

Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Retention receivable were assessed for impairment in accordance with ASC 326.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. The Current Expected Credit Losses model (“CECL”), could result in earlier recognition of credit losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective June 1, 2023, the first day of the Company’s fiscal year and applied to contract receivable, retention receivable, contract assets and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

As of May 31, 2026 and 2025, the Company made allowance for expected credit loss for contract receivable, retention receivable, contract assets and deposit and other receivable respectively.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, professional services fees, repairs and maintenance, office supplies, depreciation and expenses related to general operations.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of contract revenues.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Comprehensive Income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended May 31, 2026 and 2025.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance.

The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income that also is reported as consolidated net income on the consolidated statements of operations and comprehensive income, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included other (expenses) income, net, and income tax expenses, which are reflected in the segment and consolidated net income.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, contract receivables, contract assets, retention receivable, accounts and other payables, accrued liabilities, amounts due to related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, contract receivables, contract assets, retention receivable, accounts and other payables, accrued liabilities, amounts due to related parties each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The new guidance is required to be applied prospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which removes all references to prescriptive and sequential software development stages (“project stages”) throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for the Company for the year ending March 31, 2029. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans”, which defines purchased seasoned loans and expands the use of the gross-up approach in ASC 326 to the purchased seasoned loans. The new guidance is required to be applied prospectively to loans that are acquired on or after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, which clarifies certain aspects of the guidance on hedge accounting and addresses several incremental hedge accounting issues arising from the global reference rate reform initiative. The amendments include: (i) expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge and clarifying the circumstance under which a group of individual forecasted transactions can be considered to have a similar risk exposure; (ii) providing a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments; (iii) expanding hedge accounting for forecasted purchases and sales of nonfinancial assets; (iv) eliminating the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk; and (v) eliminating the recognition and presentation mismatch related to a dual hedge strategy. The new guidance is required to be applied prospectively for all hedging relationships. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities,” which establishes the accounting for a government grant received by a business entity, including recognition and measurement guidance for a grant related to an asset and a grant related to income. This guidance also requires certain presentation and disclosures for the grant. The new guidance is required to be applied using either the modified prospective approach, the modified retrospective approach or the retrospective approach. This guidance is effective for the Company for the year ending March 31, 2030. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements,” which clarifies interim disclosure requirements, the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. The amendments also includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 — CONTRACT RECEIVABLE, NET

Contract receivable, net consisted of the following:

	As of May 31,
	2026	2025
Contract receivable	2,703,590	2,200,351
Less: allowance for expected credit losses	(54,819)	(81,698)
	2,648,771	2,118,653

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 3 — CONTRACT RECEIVABLE, NET (cont.)

The movement of allowances for expected credit losses is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	81,698	8,584
Provision	-	73,652
Reversal	(27,007)	-
Exchange adjustment	128	(538)
Balance at end of the year	54,819	81,698

NOTE 4 — CONTRACT ASSETS, NET

Contract assets, net consisted of the following:

	As of May 31,
	2026	2025
Contract assets:	416,938	42,848
Less: allowance for expected credit losses	(7,701)	(867)
Contract assets, net	409,237	41,981

The movement of contract assets is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	42,848	100,806
Additions	418,223	43,149
Less: billed and recognized to contract receivable	(43,003)	(101,243)
Exchange adjustment	(1,130)	136
Balance at end of the year	416,938	42,848

The movement of allowances for expected credit losses is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the period/year	867	1,995
Provision	6,855	-
Reversal	-	(1,130)
Exchange adjustment	(21)	2
Balance at end of the period/year	7,701	867

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 5 — RETENTION RECEIVABLE, NET

Retention receivable, net consisted of the following:

	As of May 31,
	2026	2025
Retention receivable	1,496,017	859,221
Less: allowance for credit losses	(27,633)	(17,387)
Retention receivable, net	1,468,384	841,834
Less: Non-current portion	(1,233,039)	(826,144)
Amount classified as current asset	235,345	15,690

The movement of retention receivable is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	859,221	212,859
Additions	636,324	651,486
Exchange adjustment	472	(5,124)
Balance at end of the year	1,496,017	859,221

The movement of allowances for expected credit losses is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	17,387	4,212
Provision	10,269	13,279
Exchange adjustment	(23)	(104)
Balance at end of the year	27,633	17,387

NOTE 6 — RETENTION RECEIVABLE — A RELATED PARTY, NET

Retention receivable — a related party, net consisted of the following:

	As of May 31,
	2026	2025
Retention receivable from Shing Long Construction Limited (Note 24)	-	152,742
Less: allowance for expected credit losses	-	(3,091)
Retention receivable, net	-	149,651

The movement of retention receivable – a related party is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	152,742	71,066
Additions	-	82,442
Collection	(153,297)	-
Exchange adjustment	555	(766)
Balance at end of the year	-	152,742

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 6 — RETENTION RECEIVABLE — A RELATED PARTY, NET (cont.)

The movement of allowances for expected credit losses is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	3,091	1,406
Provision	-	1,700
Reversal	(3,102)	-
Exchange adjustment	11	(15)
Balance at end of the year	-	3,091

NOTE 7 — PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLE, NET

Prepayments, deposits and other receivable, net consisted of the following:

	As of May 31,
	2026	2025
Prepayments	-	1,020
Deposits	28,650	29,382
Other receivables	59,780	34,027
	88,430	64,429
Less: allowance for credit losses	(1,546)	(1,125)
Prepayments, deposits and other receivable, net	86,884	63,304
Less: Non-current portion (Deposits)	(11,627)	(28,278)
Amount classified as current assets	75,257	35,026

The movement of allowances for expected credit losses is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	1,125	528
Provision	422	602
Exchange adjustment	(1)	(5)
Balance at end of the year	1,546	1,125

NOTE 8 — CONTRACT LIABILITIES

The movement of contract liabilities is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	78,996	17,592
Additions	-	88,354
Recognized to revenue from the beginning balance	(79,283)	(17,668)
Recognized to revenue during the year	-	(8,802)
Exchange adjustment	287	(480)
Balance at end of the year	-	78,996

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 9 — CONTRACT LIABILITIES – A RELATED PARTY

The movement of contract liabilities – a related party is to as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	315,888	-
Additions from Shing Long Construction Limited (Note 24)	-	318,112
Recognized to revenue	(317,035)	-
Exchange adjustment	1,147	(2,224)
Balance at end of the year	-	315,888

NOTE 10 — BANK LOANS

The bank loans consisted of the following as at May 31, 2026 and 2025:

		Principal	Loan drawdown	Maturity	Effective Interest	As of May 31,
Provider	Nature of loan	Amount	Date	Date	rate	2026	2025
Standard Chartered Bank (Hong Kong) Limited (“SCB”)	Business instalment loan under SME Financing Guarantee Scheme (100% guarantee)	HKD6,866,000	April 28, 2023	May 28, 2036	Annual interest rate of 2.75% to 3.63%	834,595	854,623
SCB	Business instalment loan under SME Financing Guarantee Scheme (100% guarantee)	HKD1,134,000	September 23, 2022	October 23, 2035	Annual interest rate of 2.75% to 3.63%	130,643	134,014
SCB	Business instalment loan under SME Financing Guarantee Scheme (80% guarantee)	HKD2,400,000	April 30, 2024	April 9, 2029	Annual interest rate of 7.48% to 8.23%	190,900	233,137
PAO Bank Limited	Business instalment loan under SME Financing Guarantee Scheme (90% guarantee)	HKD3,000,000	February 7, 2024	February 7, 2030	Annual interest rate of 7.62%	323,067	334,060
Dah Sing Bank	Business instalment loan under SME Financing Guarantee Scheme (90% guarantee)	HKD2,500,000	September 25, 2024	September 24, 2029	Annual interest rate of 6.05% to 7.00%	278,717	278,564
Fubon Bank	Business instalment loan under SME Financing Guarantee Scheme (80% guarantee)	HKD3,000,000	July 4, 2025	July 3, 2032	Annual interest rate 0f 3.36% to 6.01%	343,737	-
Fubon Bank	Business instalment loan secured by assignment of insurance (Note 13)	HKD570,000	July 4, 2025	July 4, 2031	Annual interest rate of 2.36% to 5.01%	63,619	-
SCB	Business instalment loan under SME Financing Guarantee Scheme (80% guarantee)	HKD2,265,142	August 29, 2025	August 7, 2031	Annual interest rate at 4.92%	274,128	-
Total loans						2,439,406	1,834,398
Less: Non-current portion						(2,239,629)	(1,648,129)
Amounts classified as current liabilities						199,777	186,269

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 10 — BANK LOANS (cont.)

The bank loans are denominated in HKD. The loans are secured by personal guarantee executed by Mr. Chung Yan Ngan, the director of the Company. For the business instalment loans under SME Financing Guarantee Scheme, 80% to 100% guarantee was received from HKMC Insurance Limited, a wholly owned subsidiary of HKSAR Government.

During the year ended May 31, 2026 and 2025, interest expense related to these loans was $119,999 and $94,267 respectively.

The table below summarizes the remaining contractual maturities of the bank loans as of May 31, 2026. The loans are categorized by the years in which repayments are due:

During the 12 months period ended May 31,
2027	323,374
2028	565,031
2029	557,579
2030	407,475
2031	335,724
Thereafter	666,750
Total repayments of bank loans	2,855,933
Less: interest	(416,527)
Bank loans as of May 31, 2026	2,439,406

NOTE 11 — OTHER LOANS

The other loans consisted of the following as at May 31, 2026 and 2025:

		Principal	Loan drawdown	Maturity	Effective Interest	As of May 31,
Provider	Nature of loan	Amount	Date	Date	rate	2026	2025
Micro Connect Financing I Limited	Other loan	HKD756,000	April 22, 2026	May 22, 2026	Annual interest rate of 12%	96,471	-
Riverchain One Limited	Other loan	HK$388,000	May 6, 2026	June 20, 2026	Annual interest rate of 12%	49,511	-
AR Horizon Limited	Other loan	HKD1,400,000	May 21, 2025	July 20, 2025	Annual interest rate of 12%	-	178,551
						145,982	178,551

The other loans are denominated in HKD. The loans were secured by all receivables of a construction contract. As of the date of this report, a total of $96,471 of the other loan as of May 31, 2026 has been repaid.

During the year ended May 31, 2026 and 2025, interest expense related to these loans was $15,557 and $2,271 respectively.

NOTE 12 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of May 31,
	2026	2025
At cost:
Computer	28,430	28,414
Leasehold improvement	63,249	28,531
Machinery	1,467,161	1,165,866
	1,558,840	1,222,811
Less: accumulated depreciation	(744,243)	(371,400)
Total	814,597	851,411

Depreciation expense for the years ended May 31, 2026, 2025 and 2024 was $307,283, $226,510 and $99,237, respectively.

Property and equipment under finance lease, net consisted of the following:

	As of May 31,
	2026	2025
At cost:
Machinery under finance lease	246,408	506,365
Less: accumulated depreciation	(131,418)	(135,350)
Total	114,990	371,015

Depreciation expense of property and equipment under finance lease for the year ended May 31, 2026, 2025 and 2024 was $62,485, $104,134 and $49,382, respectively.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 13 — INVESTMENT IN LIFE INSURANCE POLICY, NET

As of May 31, 2026 and 2025, the Company had an aggregate total cash surrender value of $76,565 and $Nil respectively, on life insurance policies covering the chief executive officer of the Company.

Investment in life insurance policy, net consisted of the following:

	As of May 31,
	2026	2025
Investment in life insurance policy	76,565	-
Less: allowance for expected credit losses	(112)	-
	76,453	-

The movement investment in life insurance policy is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	-	-
Add: cash premium paid to life insurance policy	99,098	-
Less: change in cash surrender value on investment in insurance policy	(22,297)	-
Less: allowance for expected credit losses	(113)	-
Exchange adjustment	(235)	-
Balance at end of the year	76,453	-

The movement of allowances for expected credit losses is as follows:

	As of May 31,
	2026	2025
Balance at beginning of the year	-	-
Provision	113	-
Exchange adjustment	(1)	-
Balance at end of the year	112	-

On July 4, 2025, Advance JV Construction Limited (“AJVCL”) entered into a life insurance policy with China Life Insurance (Overseas) Company Limited (“China Life”) to insure the life of Mr. Chung Yan Ngan, who was chief executive officer and director of the Company. AJVCL was both the policyholder and the beneficiary. The policy was funded with a single premium payment of HK$774,200 (equivalent to US$99,122) and carried a death benefit of HK$781,942 (equivalent to US$100,089). AJVCL retained the right to surrender the policy at any time in exchange for the cash surrender value. The cash surrender value varied annually, reflecting the surrender charge, annual cost of insurance, and the minimum crediting interest rate.

NOTE 14 — DEFERRED OFFERING COSTS

Deferred offering costs consisted of the following:

	As of May 31,
	2026	2025
Legal fee	204,345	-
Professional advisor fees	166,411	-
FINRA filing fees	3,074	-
	373,830	-

NOTE 15 — FINANCE LEASE

The finance lease mainly consists of machinery such as excavator and cranes.

The following table shows property and equipment under finance lease and lease liabilities:

	As of May 31,
	2026	2025
Assets
Property and equipment under finance lease, net	114,990	371,015
Liabilities
Finance lease liabilities, current	19,456	130,725
Finance lease liabilities, non-current	-	19,445
Weighted-average remaining lease term (in year) – Finance lease	0.25	0.85
Weighted-average discount rate (%) – Finance lease	10.50%	10.21%

During the year ended May 31, 2026, 2025 and 2024 the Company incurred lease expenses, as follows:

	For the year ended May 31,
	2026	2025	2024
Finance lease expenses:
Depreciation of property and equipment under finance lease	62,485	104,134	49,382
Interest on finance lease liabilities	7,250	24,837	17,684
Total finance lease expenses	69,735	128,971	67,066

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 15 — FINANCE LEASE (cont.)

Other information about the Company’s leases is as follows:

	For the year ended May 31,
	2026	2025	2024
Cash outflow related to finance leases:
Financing cash flow – principal paid	131,200	263,314	145,308
Operating cash flow – interest paid	7,250	24,837	17,684
Total cash outflow related to finance leases	138,450	288,151	162,992

The cash paid for amounts included in the measurement of finance lease liabilities for the year ended May 31, 2026, 2025 and 2024 amounted to $138,450, $288,151 and $162,992 respectively. During the year ended May 31, 2026, additions to property and equipment under finance lease were $Nil (2025: $148,579; 2024: $414,155). This amount represented the purchase of excavator and cranes under finance leases for its operations. Lease contracts are entered into for fixed term of 12 months to 36 months.

As of May 31, 2026 and 2025, the maturity analysis of finance lease liabilities is as follows:

As of May 31,2026:	Finance lease
Financial years ending May 31, 2026
2027	19,771
Total undiscounted cash flows	19,771
Less: imputed interest	(315)
Present value of lease liabilities	19,456
Less: Non-current portion of lease liabilities	-
Current portion of lease liabilities	19,456

As of May 31,2025:	Finance lease
Financial years ending May 31, 2025,
2026	137,948
2027	19,760
Total undiscounted cash flows	157,708
Less: imputed interest	(7,538)
Present value of lease liabilities	150,170
Less: Non-current portion of lease liabilities	(19,445)
Current portion of lease liabilities	130,725

NOTE 16 — OPERATING LEASE

The Company has operating leases for office space and staff quarter. During the year, the Company recognized right-of-use assets of $244,586, and lease liabilities of $244,586 in accordance with ASC842, Leases. The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Prime Rate plus 1% per annum was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 6.25%.

The following table shows operating lease right-of-use assets and lease liabilities:

	As of May 31,
	2026	2025
Assets
Operating lease right-of-use assets, net	236,666	95,130
Liabilities
Operating lease liabilities, current	103,199	52,453
Operating lease liabilities, non-current	134,277	46,097
Weighted-average remaining lease term (in year) – Operating lease	2.66	1.81
Weighted-average discount rate (%) – Operating lease	6.32%	6.56%

During the year ended May 31, 2026, 2025 and 2024, the Company incurred lease expenses, as follows:

	For the year ended May 31,
	2026	2025	2024
Operating lease expenses:
Amortization of operating lease right-of-use assets and interest of lease liabilities	119,725	39,603	31,619

Other information about the Company’s leases is as follows:

	For the year ended May 31,
	2026	2025	2024
Cash outflow related to operating leases:
Operating cash outflow related to operating leases	120,809	40,691	29,255

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 16 — OPERATING LEASE (cont.)

The cash paid for amounts included in the measurement of operating lease liabilities for the year ended May 31, 2026, 2025 and 2024 amounted to $120,809, $40,691 and $29,255 respectively. During the year ended May 31, 2026, additions to operating lease right-of-use assets were $244,586 (2025: $34,623; 2024: $102,754).

As of May 31, 2026 and 2025, the maturity analysis of lease liabilities is as follows:

As of May 31, 2026:	Operating lease
Financial years ending May 31, 2026
2027	114,925
2028	68,907
2029	68,907
2030 and thereafter	5,742
Total undiscounted cash flows	258,481
Less: imputed interest	(21,005)
Present value of lease liabilities	237,476
Less: Non-current portion of lease liabilities	(134,277)
Current portion of lease liabilities	103,199

As of May 31, 2025:	Operating lease
Financial years ending May 31, 2025
2026	57,241
2027	47,522
Total undiscounted cash flows	104,763
Less: imputed interest	(6,213)
Present value of lease liabilities	98,550
Less: Non-current portion of lease liabilities	(46,097)
Current portion of lease liabilities	52,453

NOTE 17 — ACCRUED LIABILITIES

Accrued liabilities and other payables consisted of the following:

	As of May 31,
	2026	2025
Accrued salaries	290,696	296,665
Accruals for professional fee	139,521	8,887
Accruals for legal claim*	40,834	-
Total	471,051	305,552

*	On December 19, 2024, a personal injuries case is bought forward by a subcontractor’s employee (the plaintiff) of the Company against Advance JV Construction Limited (the defendant) in the District Court of Hong Kong concerning an alleged accident occurred in December 2023 with a claim of HK$510,000. They reached a settlement agreement by mediation on February 5, 2026 and Advance JV Construction Limited needed to pay the plaintiff an amount of HK$510,000 by instalments. As of May 31, 2026, HK$190,000 was settled by Advance JV Construction Limited and the remaining claim amount of HK$320,000 (equivalent to US$40,834) was recorded as accruals.

NOTE 18 — EQUITY

Ordinary shares

The equity of the Company as of May 31, 2026 and 2025 represents 500,000,000 ordinary shares authorized, 13,500,000 ordinary shares issued and outstanding with par value US$0.0001 each, amounting to $1,350.

At the date of incorporation, Advance JV Construction Limited has 100 ordinary shares issued with value of HK$1 each, amounting to HK$100 (equivalent to US$13).

NOTE 19 — OTHER INCOME

Other income consisted of the following:

	For the year ended May 31,
	2026	2025	2024
Machinery rental income(1)	38,823	15,097	124,311
Government grant(2)	-	22,639	-
Interest income from bank deposits(3)	27	196	12
Scrap sales(4)	11,971	-	-
Others	-	-	112
Total	50,821	37,932	124,435

(1)	The Company leased its machinery to independent third parties for short-term period.
(2)	Government grant relates to funding granted by the Hong Kong Innovation and Technology Commission in supporting the Company to use technological services to enhance its productivity under the Technology Voucher Programme.
(3)	Interest income consists of interest earned on deposits placed with banks, recognized in accordance with effective interest method.
(4)	Scrap sales relates to sale of scrap iron on foundation works.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 20 — EMPLOYEE BENEFIT PLANS

HKSAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

NOTE 21 — PROVISION FOR INCOME TAX

Cayman Islands and British Virgin Islands

Under the current rules and regulations, the Company is not subject to tax on income or capital gain in the Cayman Islands or the BVI.

HKSAR

Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HKSAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations and comprehensive income as determined in accordance with ASC740 as follows:

	For the year ended May 31,
	2026	2025	2024
Current taxes	34,038	127,532	2,950
Deferred taxes	(23,549)	43,847	42,038
Income tax expenses	10,489	171,379	44,988

The following table provides the reconciliation of the difference between the statutory and effective tax expenses following for the year ended May 31, 2026, 2025 and 2024:

	For the year ended May 31,
	2026	2025	2024
Income before tax expenses	57,269	1,189,864	292,872
Tax expenses at the Cayman Islands statutory income tax rate	-	-	-
Tax expenses at HKSAR statutory tax rate	9,451	196,327	48,323
Tax effect on non-assessable income	(5)	(3,757)	(2)
Tax effect of different tax rates available to different jurisdictions	2,368	-	-
Tax effect on non-deductible expenses	19,796	-	-
Tax effect of two-tier tax rate	(21,121)	(21,191)	(3,141)
Tax reduction allowed by Hong Kong government	-	-	(192)
Income tax expenses	10,489	171,379	44,988

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 21 — PROVISION FOR INCOME TAX (cont.)

The following table reconciles the statutory tax rate to the Company’s effective tax rate for year ended May 31, 2026, 2025 and 2024:

	For the year ended May 31,
	2026	2025	2024
Cayman Islands statutory income tax rate	-	-	-
Hong Kong Profits Tax rate	16.50%	16.50%	16.50%
Tax effect on non-assessable income	(0.01)%	(0.32)%	-
Tax effect of different tax rates available to different jurisdictions	4.13%	-	-
Tax effect on non-deductible expenses	34.57%	-	-
Tax effect of two-tier tax rate	(36.89)%	(1.78)%	(1.07)%
Tax reduction allowed by Hong Kong government	-	-	(0.07)%
Effective tax rate	18.30%	14.40%	15.36%

Deferred tax

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax base of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows:

	As of May 31,
	2026	2025
Deferred tax assets:
Provision of credit losses	15,149	17,188
Total deferred tax assets	15,149	17,188
Deferred tax liabilities:
Right-of-use assets – finance lease	(9,405)	(34,614)
Property and equipment	(92,292)	(92,538)
Total deferred tax liabilities	(101,697)	(127,152)
Deferred tax liabilities, net	(86,548)	(109,964)

As of May 31, 2026 and 2025, the Company had no unrecognized tax benefit.

The following table shows the movement of deferred tax assets and deferred tax liabilities as of May 31, 2026 and 2025.

	As of May 31,
Deferred tax assets:	2026	2025
Balance at beginning of the year	17,188	3,988
(Charged) credited to Profit or Loss	(2,055)	13,304
Exchange adjustment	16	(104)
Balance at end of the year	15,149	17,188

	As of May 31,
Deferred tax liabilities:	2026	2025
Balance at beginning of the year	(127,152)	(70,590)
Credited (charged) to Profit or Loss	25,604	(57,151)
Exchange adjustment	(149)	589
Balance at end of the year	(101,697)	(127,152)

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 22 — CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for the top 5 of the Company’s contract revenues for the year ended May 31, 2026, 2025 and 2024.

	For the years ended May 31,
	2026		2025		2024
Customers	Amount $	%	Amount $	%	Amount $	%
A	2,882,702	33.1%	1,364,578	12.8%	-	-
B	912,807	10.5%	1,447,254	13.6%	866,217	20.9%
C	894,798	10.3%	1,139,811	10.7%	-	-
D	860,326	9.9%	-	-	-	-
E	624,752	7.2%	5,180,936	48.6%	225,289	5.4%
F	516,599	5.9%	828,277	7.8%	711,465	17.2%
G	43,909	0.5%	87,607	0.8%	1,587,543	38.3%
I	-	-	-	-	153,435	3.7%
Total	6,735,893	77.4%	10,048,463	94.3%	3,543,949	85.5%

The following table sets forth information as to each customer that accounted for the top 5 of the Company’s contract receivable as of May 31, 2026 and 2025.

	As of May 31,
	2026		2025
Customers	Amount $	%	Amount $	%
C	710,432	26.8%	-	-
B	491,319	18.6%	138,529	6.5%
A	490,149	18.5%	918,770	43.4%
G	308,381	11.6%	380,347	18,0%
E	254,421	9.6%	598,396	28.2%
H	-	-	32,838	1.5%
Total	2,254,702	85.1%	2,068,880	97.6%

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 22 — CONCENTRATIONS OF RISK (cont.)

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for the top 5 of the Company’s purchase for the year ended May 31, 2026, 2025 and 2024.

	For the years ended May 31
	2026		2025		2024
Suppliers	Amount $	%	Amount $	%	Amount $	%
I	272,940	24.6%	309,486	10.6%	-	-
II	161,176	14.5%	-	-	-	-
III	88,933	8.0%	204,842	7.0%	215	-
IV	83,200	7.5%	-	-	-	-
V	52,271	4.7%	105,924	3.6%	73,462	5.3%
VI	12,800	1.2%	779,272	26.6%	745,306	54.1%
VII	20,171	1.8%	208,467	7.1%	12,367	0.9%
VIII	3,712	0.3%	178,473	6.1%	-	-
IX	47,097	4.2%	89,308	3.1%	106,330	7.7%
X	-	-	111,245	3.8%	63,177	4.6%
XI	14,587	1.3%	49,888	1.7%	45,188	3.3%
Total	756,887	68.1%	2,036,905	69.6%	1,045,745	75.9%

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s accounts payable as of May 31, 2026 and 2025.

	As of May 31,
	2026		2025
Suppliers	Amount $	%	Amount $	%
XII	64,212	9.8%	24,066	3.7%
XIII	52,329	8.0%	1,197	0.2%
XIV	47,891	7.3%	118,009	18.0%
XV	43,960	6.7%	10,330	1.5%
XVI	42,660	6.4%	45,391	6.9%
VIII	15,135	2.3%	113,458	17.3%
XVII	2,429	0.3%	56,116	8.6%
XI	15,563	2.4%	39,321	6.0%
Total	284,179	43.2%	407,888	62.2%

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 23 — RISKS

A.	Credit risk

Contract receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective contract receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of contract receivable for the year ended May 31, 2026 and 2025 are $2,703,590 and $2,200,351, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$800,000 (equivalent to US$102,085). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

B.	Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s net income for year ended May 31, 2026 and 2025 would have decreased or increased by approximately $24,394 and $18,344, respectively.

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

D.	Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HKSAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

F.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

ADVANCE JV GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2026, 2025 AND 2024

NOTE 24 — RELATED PARTY TRANSACTIONS

Amount due to a shareholder consisted of the following:

	As of May 31,
	2026	2025
Mr. Chung Yan Ngan*	1,210,544	903

Amount due to a shareholder represents the advances made to the Company for working capital purposes. The amounts due are unsecured, interest free with no specific repayment terms.

In addition to the transactions and balances detailed elsewhere in these financial statements, the Company had the following transactions with related parties:

	For the years ended May 31,
	2026	2025	2024
Revenue from Shing Long Construction Limited**	-	828,277	711,465
Cost of contract revenues paid to Shing Long Construction Limited**	-	101,837	41,300
General and administrative expenses paid to Shing Long Construction Limited**	-	-	23,198
Bonus paid to Mr. Chung Yan Ngan*	-	51,374	38,359

*	Mr. Chung Yan Ngan is the ultimate beneficial owner, chief executive officer and director of the Company.

**	Shing Long Construction Limited, is controlled by Mr. Chung Yan Ngan, the ultimate beneficial owner, chief executive officer and director of the Company. On July 25, 2025, Shing Long Construction Limited ceased to be a related party of the Company since it was no longer controlled by Mr. Chung Yan Ngan.

NOTE 25 — SEGMENT REPORTING

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and all of the Company’s revenue and expense are derived in Hong Kong. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing foundation works services and foundation works consultancy services to its customers in Hong Kong.

The accounting policies of the segment are the same as those described in Note “2. Summary of Significant Accounting Policies”. The Company’s CODM uses net income (loss) to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income (loss) to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of operations. These significant segment expense include cost of contract revenues, general and administrative expenses. Other segment items that are presented on the consolidated statements of operations include other (expense) income, net and provision for income taxes.

NOTE 26 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of May 31, 2026 and through the issuance date of these consolidated financial statements.

NOTE 27 — SUBSEQUENT EVENTS

The Company has assessed all events from May 31, 2026, through October 15, 2026 which is the date that these consolidated financial statements are available to be issued. There are no material subsequent events that require disclosure in these consolidated financial statements.

